ALLIANZ INDEX ADVANTAGE+ INCOMESM VARIABLE ANNUITY CONTRACT
Issued by Allianz Life Variable Account B and Allianz Life Insurance Company of North America (Allianz Life, we, us, our)

The information in this prospectus is not complete and may be changed. We cannot sell Allianz Index Advantage+ IncomeSM Variable Annuity pursuant to this prospectus until the Registration Statement containing this prospectus filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the Contract and is not soliciting an offer to buy the Contract in any state where the offer or sale is not permitted.

The variable annuity described in this prospectus is an individual flexible purchase payment index-linked variable deferred annuity contract (Contract). This prospectus describes the Contract between you, the Owner, and Allianz Life.
The Contract allows you to allocate your money (Purchase Payments) and any earnings among the Contract’s investment options, which currently include index-linked investment options (Index Options). The Contract also includes the AZL Government Money Market Fund, but you cannot allocate Purchase Payments to this fund.
•
Index Options. Each Index Option is tied (or linked) to the performance of a specific market Index for a defined time period (Term). Each Index Option has a downside feature that provides limited protection against any negative Index rate of return (Index Return) that may be credited to your investment for a Term. Limited protection from negative Index Returns is provided by the Buffer for Index Precision Strategy and Index Performance Strategy, and by the Floor for the Index Guard Strategy. The ~~Index~~ maximum potential loss from negative Index Returns is: -90% with a 10% Buffer; -80% with a 20% Buffer; and -10% with the Floor. The Index Protection Strategy with Trigger and Index Protection Strategy with Cap provide 100% protection against negative Index Returns. Each Index Option also has an upside feature that puts an upper limit on positive Index Return that may be credited for a Term. The upper limit on positive Index Return is provided by the Cap for Index Performance Strategy, Index Guard Strategy, and Index Protection Strategy with Cap; and the Trigger Rate for Index Precision Strategy and Index Protection Strategy with Trigger. Multi-year Term Index Options also have a Participation Rate that may allow you to receive more than the positive Index Return.

•
AZL Government Money Market Fund. The sole purpose of the AZL Government Money Market Fund is to hold Purchase Payments until they are transferred to the Index Options. The AZL Government Money Market Fund performance is based on the securities in which it invests.

We expect to add Index Options from time to time. We currently offer the following Index Options:
•	Index Protection Strategy with Trigger 1-year Term with 0.50% minimum Trigger Rate;
•	Index Protection Strategy with Cap 1-year Term with 0.50% minimum Cap;
•	Index Precision Strategy 1-year Term with 10% Buffer and 3% minimum Trigger Rate;
•	Index Guard Strategy 1-year Term with -10% Floor and 3% minimum Cap;
•	Index Performance Strategy 1-year Term with 10% Buffer and 3% minimum Cap;
~~We•expect to add Index Options from time to time~~Index ~~. We currently offer the following Index Options: Index Protection Strategy with Trigger 1-year Term with 0.50% minimum Trigger Rate; Index Protection Strategy with Cap 1-year Term with 0.50% minimum Cap; Index Precision Strategy 1-year Term with 10% Buffer and 3% minimum Trigger Rate; Index Guard Strategy 1-year Term with -10% Floor and 3% minimum Cap; Index~~ Performance Strategy ~~1-year Term with 10% Buffer and 3% minimum Cap~~3~~; Index Performance Strategy 3~~-year Term with 10% or 20% Buffer, 5% minimum Cap, and 100% minimum Participation Rate; and ~~Index Performance Strategy 6-year Term with 10% Buffer, 10% minimum Cap, and 100% minimum Participation Rate.~~
•	Index Performance Strategy 6-year Term with 10% Buffer, 10% minimum Cap, and 100% minimum Participation Rate.
These Buffers, Floors, and minimum Trigger Rates, Caps, and Participation Rates for each Index Option, respectively, will not change for life of the Contract.

Index-linked and variable annuity contracts are complex insurance and investment vehicles. You may lose money, including your principal investment and previously credited earnings. Contract fees and expenses could cause your losses to be greater than the downside protection of the Index Options. Your losses may be significant. This Contract is not intended for someone who is seeking complete protection from downside risk, seeking unlimited investment potential, or expecting to take withdrawals that will not be subject to withdrawal charges or Daily Adjustments. Before ~~you invest~~investing, be sure to ask your Financial Professional about the Contract’s features, benefits, risks, fees and expenses,
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 1

whether the Contract is appropriate for you based upon your financial situation and objectives, and for a specific recommendation to purchase the Contract. The Contract’s risks are described in Risk Factors on page 23 of this prospectus.
Before the end of an Index Option’s Term, if you take any type of withdrawal, execute the Performance Lock feature, begin Income Payments or Annuity Payments, or if we pay a death benefit or deduct a fee or expense, we base the transaction on the interim value of your Index Option investment, which includes the Daily Adjustment. The Daily Adjustment fluctuates daily. With the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy the Daily Adjustment can be positive or negative. The maximum potential loss from a negative Daily Adjustment is: -99% for the Index Precision Strategy and Index Performance Strategy, and -35% for the Index Guard Strategy. However, with the Index Protection Strategy with Trigger and Index Protection Strategy with Cap the Daily Adjustment cannot be negative. The Daily Adjustment could reflect significantly less gain, or more loss than we would apply to an Index Option at the end of a Term. If you ~~select multiple multi~~have Index Options~~-year Term Index Options~~ with different Term End Dates, there may be no time that any such transaction can be performed without the application of at least one Daily Adjustment. A withdrawal charge also applies if you take a withdrawal within six years of your last Purchase Payment.
The Contract includes the Income Benefit which provides lifetime Income Payments for an additional charge. Income Payments are subject to a waiting period and are based on Contract Value, not a guaranteed value. Income Payments may be unavailable or end prematurely if you change ownership or Beneficiary(s). Negative earnings (including negative Performance Credits), withdrawals, and deductions of Contract fees and expenses (including any withdrawal charge) may cause Income Payments to be unavailable or end prematurely. You may pay for the Income Benefit without receiving any of its advantages.
The Contract may be available through third-party financial advisers who charge a financial adviser fee for their services. If you choose to pay financial adviser fees from this Contract, the deduction of this financial adviser fee is in addition to this Contract’s fees and expenses, and the deduction is treated the same as any other withdrawal under the Contract. As such, withdrawals to pay financial adviser fees ~~will be~~are subject to withdrawal charges, and, if withdrawn on a day other than a Term End Date, we apply the Daily Adjustment (which can be negative) to the Contract Value before deducting the withdrawal. Withdrawals will reduce the Contract Value, Cash Value, Guaranteed Death Benefit Value, and Income Payments (perhaps significantly), and ~~may be~~are subject to federal and state income taxes (including a 10% additional federal tax)~~.A six-year withdrawal charge period applies to the initial and any additional Purchase Payment.~~ Please consult with your Financial Professional before requesting us to pay financial adviser fees from this Contract rather than from other assets you may have.
All obligations and guarantees under the Contract, including index-linked returns (Performance Credits), are the obligations of Allianz Life and are subject to our claims-paying ability and financial strength.
Please read this prospectus before investing and keep it for future reference. The prospectus describes all material rights and obligations of purchasers under the Contract. It contains important information about the Contract and Allianz Life that you ought to know before investing including material state variations. Availability of Index Options may vary by financial intermediary. You can obtain information on which Index Options are available to you by calling (800) 624-0197, or from your Financial Professional. This prospectus is not offered in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus. We have not authorized anyone to give you different information.
If you are a new investor in the Contract, you may cancel your Contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Contract Value. If you have an Individual Retirement Annuity Contract, we refund the greater of Purchase Payments less withdrawals, or total Contract Value. You should review this prospectus, or consult with your Financial Professional, for additional information about the specific cancellation terms that apply.
The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. An investment in this Contract is not a deposit of a bank or financial institution and is not federally insured or guaranteed by the Federal Deposit Insurance Corporation or any other federal government agency. An investment in this Contract involves investment risk including the possible loss of principal.
This prospectus is not intended to constitute a suitability recommendation or fiduciary advice.
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 2

TABLE OF CONTENTS
Glossary ...................................................	5
Important Information You Should Consider About the Contract...................................	12
Overview of the Contract ..........................	16
What Is the Purpose of the Contract?...........	16
What Are the Phases of the Contract? ..........	17
What Are the Contract’s Primary Features?....	18
Fee Tables................................................	19
Transaction Expenses.............................	20
Annual Contract Expenses .......................	20
Annual Expenses of the AZL Government
Money Market Fund ............................	21
Example .............................................	21
Risk Factors ............................................	21
Liquidity Risks ......................................	21
Income Benefit Risks ..............................	22
Risk of Change to the Income Benefit Supplement Prior to the Issue Date ..........	23
Risks of Investing in Securities...................	23
Risk of Negative Returns..........................	24
Risks Associated with Calculation of Performance Credits ...........................	25
Risks Associated with Performance Locks and Early Reallocations .............................	26
Risks Associated with Substitution of an Index and Limitation on Further Investments......................................	27
Risks Associated with Changes to Trigger Rates, Caps, and Participation Rates........	28
Risks Associated with Investment in Derivative Hedging Instruments ..............	29
Risks of Deducting Financial Adviser Fees
from the Contract ...............................	29
Risks Associated with Our Financial Strength and Claims-Paying Ability......................	29
Regulatory Protections ............................	30
1.The Contract ......................................	30
When the Accumulation Phase Ends............	31
Financial Adviser Fees ............................	31
When the Contract Ends ..........................	33
2. Ownership, Annuitant, Determining Life,Beneficiary, and Payee.......................	33
Owner................................................	33
Joint Owner .........................................	33
Annuitant ............................................	33
Determining Life (Lives) ...........................	34
Beneficiary ..........................................	34
Eligible Person(s) and Covered Person(s) .....	35
Payee ................................................	36
Assignments, Changes of Ownership and Other Transfers of Contract Rights...........	36
3. Purchasing the Contract ..	37
Purchase Requirements ..........................	37
Applications Sent Electronically..................	37
Allocation of Purchase Payments and Contract Value Transfers ......................	37
Electronic Allocation Instructions.................	39
Free Look/Right To Examine Period.............	39
4. Valuing Your Contract ..................	40
Determining Variable Account Value ............	41
How the Crediting Methods Work................	41
Comparing Crediting Methods ...................	42
Bar Chart Examples of Crediting Method Performance.....................................	45
Determining Index Option Values ................	49
Calculating Performance Credits ................	50
Daily Adjustment ...................................	52
Performance Locks and Early Reallocations...	53
5.AZL Government Money Market Fund .......	54
Substitution and Limitation on Holdings ........	55
Excessive Trading and Market Timing ..........	55
Voting Privileges....................................	57
6.Expenses ...........................................	57
Base Contract Expenses (Product and Rider Fees) .............................................	57
Optional Benefit Additional Rider Fee ...........	59
Contract Maintenance Charge (Administrative Expenses) .......................................	59
Withdrawal Charge ................................	59
Daily Adjustment Maximum Potential Loss .....	61
Premium Tax ........................................	62
Income Tax..........................................	62
AZL Government Money Market Fund Expenses ........................................	62
7.Access to Your Money ...................	62
Free Withdrawal Privilege.........................	63
Minimum Distribution Program and Required
Minimum Distribution (RMD) Payments .....	64
Waiver of Withdrawal Charge Benefit ...........	64
Suspension of Payments or Transfers ..........	64
8.The Annuity Phase ...............................	65
Calculating Your Annuity Payments .............	65
Annuity Payment Options .........................	65
When Annuity Payments Begin ..................	66
9.Benefits Available Under the Contract.......	67

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 4

GLOSSARY
This prospectus is written in plain English. However, there are some technical words or terms that are capitalized and are used as defined terms throughout the prospectus. For your convenience, we included this glossary to define these terms.
Accumulation Phase – the first phase of your Contract before you request Annuity Payments. The Accumulation Phase begins on the Issue Date.
Annuitant – the individual upon whose life we base the Annuity Payments. Subject to our approval, the Owner designates the Annuitant, and can add a joint Annuitant for the Annuity Phase. There are restrictions on who can become an Annuitant.
Annuity Date – the date we begin making Annuity Payments to the Payee from the Contract. Your Annuity Date must occur on an Index Anniversary. The earliest available Annuity Date is the second Index Anniversary, and the latest possible Annuity Date is age 100.
Annuity Options – the annuity income options available to you under the Contract.
Annuity Payments – payments made by us to the Payee pursuant to the chosen Annuity Option.
Annuity Phase – the phase the Contract is in once Annuity Payments begin.
Beneficiary – the person(s) or entity the Owner designates to receive any death benefit, unless otherwise required by the Contract or applicable law.
Buffer – for each Index Option with the Index Precision Strategy and Index Performance Strategy, this is the negative Index Return that we absorb over the duration of a Term (which can be either one, three, or six years) before applying a negative Performance Credit. We do not apply the Buffer annually on a 3-year or 6-year Term Index Option. The Index Precision Strategy Buffers are 10%, and Index Performance Strategy Buffers are either 10% or 20%. Buffers do not change.
Business Day – each day on which the New York Stock Exchange is open for trading. Allianz Life is open for business on each day that the New York Stock Exchange is open. Our Business Day ends when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.
Cap – for any Index Option with the Index Protection Strategy with Cap, Index Performance Strategy, or Index Guard Strategy, this is the upper limit on positive Index performance after application of any Participation Rate over the duration of a Term (which can be either one, three, or six years) and the maximum potential Performance Credit for an Index Option. We do not apply the Cap annually on a 3-year or 6-year Term Index Option. On each Term Start Date, we set a Cap for each Index Option with the Index Protection Strategy with Cap, Index Performance Strategy, and Index Guard Strategy. The Caps applicable to your Contract are shown on the Index Options Statement.
Cash Value – the amount available upon ~~liquidation~~surrender (full withdrawal). It is the Contract Value less any final product and rider fees, contract maintenance charge, and withdrawal charge.
Charge Base – the Contract Value on the preceding Quarterly Contract Anniversary (or the initial Purchase Payment received on the Issue Date if this is before the first Quarterly Contract Anniversary), increased by the dollar amount of subsequent Purchase Payments, and reduced proportionately for subsequent withdrawals you take or financial adviser fees that you choose to have us pay from this Contract (including any withdrawal charge) and deductions we make for Contract fees and expenses. All withdrawals you take reduce the Charge Base, even Penalty-Free Withdrawals. We use the Charge Base to determine the next product and rider fees we deduct.
Contract – the individual flexible purchase payment index-linked and variable deferred annuity contract described by this prospectus. The Contract may also be referred to as a registered index-linked annuity, or “RILA”.
Contract Anniversary – a twelve-month anniversary of the Issue Date or any subsequent Contract Anniversary.
Contract Value – the current value of the Purchase Payments you invest. On any Business Day, your Contract Value is the sum of your Index Option Value(s) and Variable Account Value. Variable Account Value fluctuates each Business Day that money is held in the AZL Government Money Market Fund. Index Option Value is increased or decreased on each Term End Date to reflect Performance Credits, which can be negative with the Index Precision Strategy, Index Guard Strategy, and Index Performance Strategy. A negative Performance Credit means that you can lose principal and previous earnings. The Index Option Values also reflect the Daily Adjustment on every Business Day other than the Term
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 6

Start Date or Term End Date. All withdrawals you take reduce Contract Value dollar for dollar, even Penalty-Free Withdrawals, and financial adviser fees that you choose to have us pay from this Contract. Contract Value is also reduced dollar for dollar for deductions we make for Contract fees and expenses. However, Contract Value does not reflect future fees and expenses we would apply on ~~liquidation~~surrender. The Cash Value reflects all Contract fees and expenses we would apply on ~~liquidation~~ surrender (including any withdrawal charge).
Contract Year – any period of twelve months beginning on the Issue Date or a subsequent Contract Anniversary.
Covered Person(s) – the person(s) upon whose age and lifetime(s) we base Income Payments as discussed in section 2. Covered Person(s) are based on the Eligible Person(s) and the Income Payment type you select on the Income Benefit Date.
Crediting Method – a method we use to calculate Performance Credits for the Index Options.
Daily Adjustment – how we calculate Index Option Values on days other than the Term Start Date or Term End Date as discussed in section 4, Valuing Your Contract – Daily Adjustment; and Appendix B. The Daily Adjustment approximates the Index Option Value that will be available on the Term End Date. It is the estimated present value of the future Performance Credit that we will apply on the Term End Date. The Daily Adjustment for the Index Protection Strategy with Trigger and Index Protection Strategy with Cap cannot be negative.
Determining Life (Lives) – the person(s) designated at Contract issue and named in the Contract on whose life we base the guaranteed Traditional Death Benefit or Maximum Anniversary Value Death Benefit.
Early Reallocation – a feature that allows you to move assets out of a locked Index Option on days other than an Index Anniversary or a Term End Date.
Eligible Person(s) – the person(s) whose age determines each Income Percentage and Income Percentage Increase that we use to calculate the Lifetime Income Percentages and Income Payments, and on whose lifetime we base Income Payments. There are restrictions on who can become an Eligible Person as stated in section 2.
Excess Withdrawal – while you are taking Income Payments, this is the amount of any withdrawal you take during an Income Benefit Year (including any financial adviser fees that you choose to have us pay from this Contract) that causes the total amount withdrawn in that year to exceed the annual maximum Income Payment. However, we do not consider payments made under our minimum distribution program to be Excess Withdrawals. We treat any portion of a withdrawal you take during the Income Benefit Year that is not an Excess Withdrawal as an Income Payment. Excess Withdrawals reduce your Contract Value, future Income Payments, Guaranteed Death Benefit Value, and may end your Contract. The Income Benefit is discussed in section 10.
Financial Professional – the person who advises you regarding the Contract.
Floor – for any Index Option with the Index Guard Strategy, this is the maximum amount of negative Index Return you absorb as a negative Performance Credit. The Floors are -10% and do not change.
Good Order – a request is in “Good Order” if it contains all of the information we require to process the request. If we require information to be provided in writing, “Good Order” also includes providing information on the correct form, with any required certifications, guarantees and/or signatures, and received at our Service Center after delivery to the correct mailing, email, or website address, which are all listed at the back of this prospectus. If you have questions about the information we require, or whether you can submit certain information by fax, email or over the web, please contact our Service Center. If you send information by email or upload it to our website, we send you a confirmation number that includes the date and time we received your information.
Guaranteed Death Benefit Value – the guaranteed value that is available to your Beneficiary(s) on the first death of any Determining Life during the Accumulation Phase. The Guaranteed Death Benefit Value is either total Purchase Payments reduced proportionately for withdrawals you take (including any withdrawal charge) if you select the Traditional Death Benefit, or the Maximum Anniversary Value if you select the Maximum Anniversary Value Death Benefit. All withdrawals you take reduce the Guaranteed Death Benefit Value, even Penalty-Free Withdrawals, and any financial adviser fees that you choose to have us pay from this Contract. However, we do not reduce the Guaranteed Death Benefit Value for deductions we make for Contract fees and expenses. These deductions will, however, reduce the Contract Value we use to calculate the Maximum Anniversary Value.
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 7

RISKS	ProspectusLocation
Not a Short-Term Investment

•This Contract is not a short-term investment and is not appropriate if you need ready access to cash.
•Considering the benefits of tax deferral, long-term income, and living benefit guarantees, the Contract is generally more beneficial to investors with a long investment time horizon.
•Withdrawals ~~may be~~
are subject to income taxes, including a 10% additional federal tax that may apply to withdrawals taken before age 591⁄2.
•If within six years after we receive a Purchase Payment you take a full or partial withdrawal (including financial adviser fees that you choose to have us pay from this Contract), withdrawal charges will apply. A withdrawal charge will reduce your Contract Value or the amount of money that you actually receive. Withdrawals may reduce or end Contract guarantees.
•Amounts invested in an Index Option must be held in the Index Option for the full Term before they can receive a Performance Credit. We apply a Daily Adjustment if before the Term End Date you take a full or partial withdrawal (including financial adviser fees that you choose to have us pay from this Contract), annuitize the Contract, execute a Performance Lock, we pay a death benefit, or we deduct Contract fees and expenses. ~~For more information see section 4, Valuing Your Contract - Daily Adjustment; and Appendix B – Daily Adjustment.~~
•A minimum waiting period applies before Income Payments may be taken under the Income Benefit. In addition, even if the waiting period has expired, Income Payments cannot begin before age 50.
•Withdrawals will reduce the initial annual maximum Income Payment. Withdrawals that exceed limits specified by the terms of the Income Benefit (Excess Withdrawals) will reduce your future annual maximum Income Payment. These reductions may be greater than the value withdrawn and could end the benefit.
•The Traditional Death Benefit may not be modified, but it will terminate if you take withdrawals (including Income Payments) that reduce both the Contract Value and Guaranteed Death Benefit Value to zero. Withdrawals may reduce the Traditional Death Benefit’s Guaranteed Death Benefit Value by more than the value withdrawn and could end the Traditional Death Benefit.
Risk Factors 4. Valuing Your Contract 11. Death Benefit Appendix B – Daily Adjustment
Risks Associated with Investment Options

•An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the AZL Government Money Market Fund and the Index Options available under the Contract.
•The AZL Government Money Market Fund and each Index Option has its own unique risks.
•You should review the AZL Government Money Market Fund prospectus and disclosures, including risk factors, for each Index Option before making an investment decision.
Risk Factors
Insurance Company Risks

An investment in the Contract is subject to the risks related to us. All obligations, guarantees or benefits of the Contract are the obligations of Allianz Life and are subject to our claims-paying ability and financial strength. More information about Allianz Life, including our financial strength ratings, is available upon request by visiting allianzlife.com/about/financial-ratings, or contacting us at (800) 624-0197.
Risk Factors

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 15

RESTRICTIONS	ProspectusLocation
Investments

•Certain Index Options may not be available under your Contract.
•You cannot allocate Purchase Payments to the AZL Government Money Market Fund. The sole purpose of the AZL Government Money Market Fund is to hold Purchase Payments until they are transferred to your selected Index Options.
•We restrict additional Purchase Payments during the Accumulation Phase. Each Index Year before the Income Period, you cannot add more than your initial amount (i.e., all Purchase Payments received before the first Quarterly Contract Anniversary of the first Contract Year) without our prior approval.
•We do not accept additional Purchase Payments during the Income Period (which is part of the Accumulation Phase) or the Annuity Phase.
•We typically only allow assets to move into the Index Options on the Index Effective Date and on subsequent Index Anniversaries as discussed in section 3, Purchasing the Contract – Allocation of Purchase Payments and Contract Value Transfers. However, if you execute a Performance Lock and request Early Reallocation, we will move assets into an Index Option on the Business Day we receive your Early Reallocation request in Good Order.
•You can typically transfer Index Option Value only on Term End Dates. However, you can transfer assets out of an Index Option Value before the Term End Date by executing a Performance Lock as discussed in section 4, Valuing Your Contract – Performance Locks.
•We do not allow assets to move into an established Index Option until the Term End Date. If you request to allocate a Purchase Payment into an established Index Option on an Index Anniversary that is not a Term End Date, we will allocate those assets to the same Index Option with a new Term Start Date.
•The Income Benefit terms stated in the Income Benefit Supplement may be modified before issue. After the Issue Date the Income Benefit may terminate under certain circumstances as stated in section 10, Income Benefit.
•During the Income Period only the Index Options with the Index Protection Strategy with Trigger and Index Protection Strategy with Cap are available to you.
•We reserve the right to close or substitute the AZL Government Money Market Fund. We also reserve the right to ~~close~~discontinue accepting new allocations into specific Index Options and ~~substitute Indexes~~
to substitute Indexes either on a Term Start Date or during a Term. We also reserve the right to decline any or all Purchase Payments at any time on a nondiscriminatory basis.
Risk Factors 3. Purchasing the Contract 4. Valuing Your Contract 5. AZL Government Money Market Fund 10. Income Benefit Appendix A – Available Indexes
Optional Benefits

•The optional Maximum Anniversary Value Death Benefit may not be modified. Withdrawals (including Income Payments) may reduce the Maximum Anniversary Value Death Benefit’s Guaranteed Death Benefit Value by more than the value withdrawn and will end the Maximum Anniversary Value Death Benefit if the withdrawals reduce both the Contract Value and Guaranteed Death Benefit Value to zero.
11. Death Benefit
TAXES
Tax Implications

•Consult with a tax professional to determine the tax implications of an investment in and withdrawals from or payments received under the Contract.
•If you purchased the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax benefit under the Contract.
•Earnings under the Contract may be taxed at ordinary income rates when withdrawn, and you may have to pay a 10% additional federal tax if you take a full or partial withdrawal before age 591⁄2.
12. Taxes
CONFLICTS OF INTEREST
Investment Professional Compensation

Your Financial Professional may receive compensation for selling this Contract to you, in the form of commissions, additional cash benefits (e.g., cash bonuses), and non-cash compensation. We and/or our wholly owned subsidiary distributor may also make marketing support payments to certain selling firms for marketing services and costs associated with Contract sales. This conflict of interest may influence your Financial Professional to recommend this Contract over another investment for which the Financial Professional is not compensated or compensated less.
13. Other Information – Distribution

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 16

OVERVIEW OF THE CONTRACT
What Is the Purpose of the Contract?
The Index Advantage+ IncomeSM is a product that offers Index Options and allows you to defer taking regular fixed periodic payments (Annuity Payments) to a future date. Under the Contract, you make one or more Purchase Payments. Each Purchase Payment is first invested for a limited time in the AZL Government Money Market Fund and then transferred to the Index Option(s) that you select for investment. Depending on several factors (e.g., Index Options you select, market conditions, and timing of any withdrawals), your Contract can gain or lose value. When you are ready to receive a guaranteed stream of income under your Contract, you can annuitize your accumulated assets and begin receiving Annuity Payments from us based on the payout option you select (Annuity Options). The Contract includes for no additional charge a standard death benefit (the Traditional Death Benefit), or for an additional rider fee you may select the optional death benefit (the Maximum Anniversary Value Death Benefit) to replace the standard death benefit. Both death benefits help to financially protect your beneficiaries. The Contract also includes a guaranteed lifetime income benefit (Income Benefit) that may help you achieve your financial goals.
We designed the Contract for people who are looking for guaranteed lifetime income with continued access to Contract Value, a death benefit for a period of time, and a level of protection for your principal investment while providing potentially higher returns than are available on traditional fixed annuities. In addition, you should have a long investment time horizon and your financial goals should be otherwise consistent with the terms and conditions of the Contract. This Contract is not intended for someone who is seeking complete protection from downside risk, seeking unlimited investment potential, or expecting to take withdrawals that will not be subject to withdrawal charges or Daily Adjustments (i.e., a person that does not need access to Contract Value within six years after we receive a Purchase Payment, or before an Index Option's Term End Date). If you have multiple Index Options with different Term End Dates, there may be no time you can take a withdrawal without application of at least one Daily Adjustment.
We offer other annuity contracts that may address your investment and retirement needs. These contracts include other registered index-linked annuities and fixed index annuities. These annuity products offer different features and benefits that may be more appropriate for your needs, including allocation options, fees and/or expenses that are different from those in the Contract offered by this prospectus. Not every contract is offered through every Financial Professional. Some Financial Professionals or selling firms may not offer and/or limit offering of certain features and benefits, as well as limit the availability of the contracts based on criteria established by the Financial Professional or selling firm. For more information about other annuity contracts, please contact your Financial Professional.
The product or certain product features may not be available in all states, or may vary in your state (such as the free look). For more information see Appendix E - Material Contract Variations by State. Availability of Index Options may vary by financial intermediary. You can obtain information on which Index Options are available to you by calling (800) 624-0197, or from your Financial Professional.
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 18

Currently Available Crediting Methods, Term Lengths, and Negative Index Performance Protection	Currently Available Indexes	Positive Index Performance Participation Limit
Index Performance Strategy 6-year Term with 10% Buffer	•S&P 500® Index •Russell 2000® Index	•10% minimum Cap •Can be uncapped •100% minimum Participation Rate
Your initial and renewal Trigger Rates, Caps, and Participation Rates for your selected Index Options and their Buffer or Floor are stated in your Index Options Statement, which is the account statement we mail to you on the Index Effective Date and each Index Anniversary. The Index Options Statement also includes the Index Values on the Term Start Date and Term End Date for your selected Index Options. We use these Index Values to determine Index Returns and Performance Credits. The Buffer or Floor for all currently available Index Options are stated in your Contract. The Buffer or Floor for the currently available Index Options will not change for the life of the Contract. More detailed information about the Index Options is included in section 4, Valuing Your Contract.
− AZL Government Money Market Fund. We hold your Purchase Payments in the AZL Government Money Market Fund until we transfer them to the Index Options in accordance with your instructions. You cannot choose to allocate Purchase Payments to the AZL Government Money Market Fund. The AZL Government Money Market Fund is an underlying mutual fund with its own investment objective, strategies, and risks. For more information, please see Appendix F - Variable Investment Option Under the Contract.
•
Annuity Phase. If you request Annuity Payments, the Accumulation Phase (including the Income Period under the Income Benefit, if applicable) ends and the Annuity Phase begins. Annuity Payments are fixed payments we make based on the Annuity Option you select and your Contract Value (which reflects any previously deducted Contract fees and expenses) less final product and rider fees. Annuity Payments can provide a guaranteed lifetime fixed income stream with certain tax advantages. We designed the Annuity Payments for Owners who no longer need immediate access to Contract Value to meet their short-term income needs.

If the Annuity Date occurs after Income Payments begin, we will convert these payments to Annuity Payments if your Contract Value is greater than zero and you take Annuity Payments under Annuity Option B if you are receiving single Income Payments, or Annuity Option F if you are receiving joint Income Payments. If you select any other Annuity Option we do not convert your Income Payments to Annuity Payments. This means you may receive less as Annuity Payments than you would have received as Income Payments. You should consult with your Financial Professional before requesting Annuity Payments. For more information, see section 8, The Annuity Phase – When Annuity Payments Begin.
During the Annuity Phase, you will receive a stream of regular income in the form of Annuity Payments. You will be unable to take withdrawals upon demand, your selected death benefit ends, and no amounts will be payable upon death during the Annuity Phase unless your Annuity Option provides otherwise. The Income Benefit will also end upon entering the Annuity Phase unless we convert your Income Payments to Annuity Payments.
What Are the Contract’s Primary Features?
•
Accessing Your Money. During the Accumulation Phase, you can surrender (take a full withdrawal) the Contract or take partial withdrawals. Withdrawals may be subject t~~oa withdrawal charge ,~~negative Daily Adjustments, and are subject to a withdrawal charge and income taxes, including a 10% additional federal tax if taken before age 591⁄2.

•
Additional Purchase Payments. Subject to the limitations described in this prospectus, we continue to accept additional Purchase Payments under the Contracts during the Accumulation Phase and before the Income Period. However, we may terminate your ability to make additional Purchase Payments in the future. We only allow additional Purchase Payments to move into Index Options on Index Anniversaries. As a result, we hold Purchase Payments we receive on days other than an Index Anniversary in the AZL Government Money Market Fund and such Purchase Payments are not available to receive Performance Credits until we transfer them to your selected Index Options. We do not allow assets to move into an established Index Option until the Term End Date. If you request to allocate a Purchase Payment into an established Index Option on an Index Anniversary that is not a Term End Date, we will allocate those assets to the same Index Option with a new Term Start Date.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 20

•
Income Benefit. The Income Benefit is automatically included in your Contract for an additional rider fee. You can remove it from your Contract on or after the third Index Anniversary and before Income Payments begin if your Contract Value is positive. If you remove the Income Benefit you will have paid for the benefit without receiving any of its advantages. The Income Benefit provides for guaranteed lifetime Income Payments until annuitization based on a percentage of your Contract Value. If you request Income Payments, your Contract will enter the Income Period (which is part of the Accumulation Phase). If you do not take Income Payments, your Contract will not have an Income Period, and you will have paid for the benefit without receiving any of its advantages. Unlike the Annuity Phase, the Income Benefit allows access to your Contract Value and your selected death benefit after Income Payments begin while both the Contract Value and Guaranteed Death Benefit Value are positive. Income Payments are subject to the Daily Adjustment if taken other than on a Term End Date. However, the Daily Adjustment for the Index Protection Strategy with Trigger and Index Protection Strategy with Cap cannot be negative. The Income Benefit also includes the Income Multiplier Benefit for no additional charge, which, if you qualify, can increase the annual maximum Income Payment after the required wait period to help pay for care if you should need it. The Income Multiplier Benefit is not available in all states as indicated in Appendix E.

For more information please see section 10, Income Benefit. For information on the terms used to determine your Income Payments, please see the Income Benefit Supplement.
•
Death Benefits. The Contract’s death benefit is paid upon the first death of any Determining Life during the Accumulation Phase. The Contract includes for no additional charge a standard death benefit (the Traditional Death Benefit). At the time of purchase, you may select the optional death benefit (the Maximum Anniversary Value Death Benefit) to replace the standard death benefit for an additional rider fee. Either death benefit is the greater of Contract Value, or the Guaranteed Death Benefit Value. Unlike the Traditional Death Benefit, however, the Maximum Anniversary Value Death Benefit locks in any annual investment gains as part of the Guaranteed Death Benefit Value to potentially provide a death benefit greater than the Traditional Death Benefit (which is based on Purchase Payments). The Maximum Anniversary Value Death Benefit cannot be less than the Traditional Death Benefit, but they can be equal.

•
Withdrawal Charge Waivers. Under the free withdrawal privilege, you may withdraw up to 10% of your total Purchase Payments each Contract Year during the Accumulation Phase and before the Income Period without incurring a withdrawal charge. Upon a full withdrawal, the free withdrawal privilege is not available to you. We do not apply a withdrawal charge to deductions we make for Contract fees or expenses. In most states (see Appendix E), the waiver of withdrawal charge benefit allows you to take a withdrawal after the first Contract Year without incurring a withdrawal charge if you are confined for care in an eligible facility for at least 90 days in a 120-day period, or are unable to perform at least two activities of daily living. Also, if you own an IRA or Simplified Employee Pension (SEP) IRA Contract, payments you take under our minimum distribution program (RMD payments) are not subject to a withdrawal charge. Withdrawals under these waivers are still subject to income taxes (including tax penalties if you are younger than age 591⁄2), and to the Daily Adjustment if taken other than on a Term End Date, and may reduce Contract benefits (perhaps significantly).

•
Deduction of Financial Adviser Fees. If you have a financial adviser and want to pay their financial adviser fees from this Contract, you can instruct us to withdraw the fee from your Contract and pay it to your Financial Professional or Financial Professional’s firm as instructed. The deduction of financial adviser fees is in addition to this Contract’s fees and expenses, and the deduction is treated the same as any other withdrawal under the Contract. As such, withdrawals to pay financial adviser fees ~~will be~~are subject to withdrawal charges, and to the Daily Adjustment if taken other than on a Term End Date, will reduce the Contract Value and Guaranteed Death Benefit Value (perhaps significantly), and ~~may be~~are subject to income taxes (including a 10% additional federal tax if you are younger than age 591⁄2). Please consult with your Financial Professional before requesting us to pay financial adviser fees from this Contract rather than from other assets you may have.

FEE TABLES
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the Contract. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected. These tables do not reflect any financial adviser fees that you pay from your other assets, or that you choose to have us pay from this Contract. If financial adviser fees were reflected, fees and expenses would be higher.
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 21

Contract Value because the following reduce your Contract Value, but do not reduce your Withdrawal Charge Basis: deductions we make for prior Penalty-Free Withdrawals and Contract fees or expenses; and/or poor performance.
Amounts withdrawn from this Contract may also be subject to federal and state income taxes, and a 10% additional federal tax if taken before age 591⁄2.
We only apply Performance Credits to the Index Options once each Term on the Term End Date, rather than on a daily basis. In the interim, we calculate Index Option Values based on the Daily Adjustment. The AZL Government Money Market Fund is not subject to the Daily Adjustment. Any assets removed from an Index Option during the Term for withdrawals you take (including Income Payments and other Penalty-Free Withdrawals, and any financial adviser fees that you choose to have us pay from this Contract), Annuity Payments, or deductions we make for Contract fees and expenses, or if we pay a death benefit, will not be eligible to receive a Performance Credit on the Term End Date. These removed assets will not receive the full benefit of the Index Value, Index Return, and the 10% or 20% Buffer, or -10% Floor that would have been available on the Term End Date, and losses could exceed the protection offered by the 10% or 20% Buffer, or -10% Floor. You will receive a Performance Credit only on the Index Option Value remaining in an Index Option on the Term End Date.
You can typically transfer Index Option Value among the Index Options only on Term End Dates. At other times, you can only move assets out of an Index Option by taking a full or partial withdrawal, or entering the Annuity Phase. However, you can transfer assets out of an Index Option before the Term End Date by executing a Performance Lock. Once an Index Option is locked, you can transfer assets out of it on the Index Anniversary that occurs on or immediately after the Lock Date. For a 3-year or 6-year Term Index Option this means you can transfer out of the locked Index Option before the Term End Date by executing a Performance Lock on or before the second Index Anniversary of a 3-year Term, or on or before the fifth Index Anniversary of a 6-year Term. You can also transfer assets out of any locked Index Option before the Term End Date by requesting an Early Reallocation. You can only execute two Early Reallocations each Index Year, but each request can involve multiple locked Index Options. These restrictions may limit your ability to react to changes in market conditions. You should consider whether investing in an Index Option is consistent with your financial needs.
INCOME BENEFIT RISKS
The Income Benefit is automatically included in the Contract for an additional rider fee, but you can remove it after three years if Income Payments have not begun. If you remove the Income Benefit you will have paid for the benefit without receiving any of its advantages.
We generally base Income Payments on the Lifetime Income Percentage you select and your Contract Value, not a guaranteed value. Decreases in Contract Value due to negative Index performance during the Accumulation Phase up to and including the Income Benefit Date, deductions for Contract fees and expenses, and withdrawals, also decrease the Income Payment amount available to you.
If you choose the Level Income payment option and meet the age requirements stated in section 10, Calculating Your Income Payments, your initial annual maximum Income Payment will not be less than the Level Income Guarantee Payment Percentage multiplied by your total Purchase Payments reduced proportionately for withdrawals you took (including any withdrawal charge). However, the Level Income Guarantee Payment Percentage is not available to you under the Level Income payment option if you do not meet the age requirements stated in section 10, or if you choose Increasing Income payment option.
Income Payments made while your Contract Value is positive are a withdrawal of your own assets and reduce your Contract Value. If your Contract Value remains above zero when the Income Payments end, you may not realize a benefit from the Income Benefit; the chances of your Contract Value being reduced to zero may be minimal.
We also base Income Payments on the Eligible Person(s) that we establish at issue. If you change Owners or Beneficiary(s), we may remove an Eligible Person or Covered Person as stated in section 2, which may cause Income Payments to be unavailable or end prematurely.
We use the age of the Eligible Person(s) to determine the Income Percentage(s) and Income Percentage Increases. Income Percentage Increases are not available until age 45. This means if an Eligible Person is younger than age 44 on the Issue Date, you will not receive an increase to a Lifetime Income Percentage based on that Eligible Person until the Index Anniversary that the Eligible Person (or younger Eligible Person for joint payments) reaches age 45, and you will pay a rider fee during the period you are not eligible for an Income Percentage Increase.
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 24

The eligibility period to begin Income Payments is subject to a waiting period and both a minimum and maximum age requirement for the Eligible Person(s). For single Income Payments we only allow an Eligible Person who is an Owner to become a Covered Person, and joint Income Payments may not be available if the age difference between spouses is too great, as stated in section 2, Eligible Person(s) and Covered Person(s). If you do not begin Income Payments during the eligibility period, the Income Benefit ends and you will have paid for the benefit without receiving any of its advantages.
In addition, if you have Contract Value in an Index Option for which the Income Benefit Date is not a Term End Date, we will execute a Performance Lock for that Index Option if it is not locked and then immediately calculate and begin your Income Payments. If you have Index Options with different Term End Dates, there may be no date when the Daily Adjustment does not apply.
The initial annual maximum Income Payment available to you must be at least $100. If your Contract Value on the Income Benefit Date is reduced and this $100 minimum cannot be met, the Income Benefit ends and you will have paid for the benefit without receiving any of its advantages. Income Payments and the Income Benefit may also end prematurely if you take Excess Withdrawals, or you annuitize the Contract. However, we can convert your Income Payment to Annuity Payments as described in section 8, The Annuity Phase – When Annuity Payments Begin.
The Income Multiplier Benefit can provide increased income if you are confined for care, or are unable to perform at least two activities of daily living. However, this benefit has a waiting period and you must meet certain requirements to receive it. If you are unable to meet these requirements the Income Multiplier Benefit may not be available to you when you need it. If you qualify for the Income Multiplier Benefit, it also may not provide enough income to pay for the care you require. For joint Covered Persons, if you both qualify for this benefit at the same time you will get the same payment increase as a single Covered person; we do not apply the increase separately for each Covered Person.
For more information see “How the Income Benefit Works” and “During the Income Period” in section 10, Income Benefit.
RISK OF CHANGE TO THE INCOME BENEFIT SUPPLEMENT PRIOR TO THE ISSUE DATE
The Income Payment waiting period and the table showing the Income Percentages and Income Percentage Increases for your Contract and are stated in the Income Benefit Supplement that is in effect on the date you sign your application. The supplement also includes the income multiplier factor and income multiplier benefit wait period for the Income Multiplier Benefit. Your Financial Professional will give you a copy of the prospectus with the current Income Benefit supplement when you apply for a Contract. If we do not receive your initial Purchase Payment within 60 calendar days of the date you sign the application, and the Income Benefit Supplement terms have changed since this date, you will receive the Income Benefit Supplement terms that are in effect on the Issue Date instead of the terms that were in effect when you applied for the Contract. You bear the risk that if there is ~~a~~ more than a 60-day delay between the time you apply for the Contract and the Issue Date the Income Benefit Supplement terms may change and be less advantageous to you. When we issue the Contract, we send you the current prospectus with the current Income Benefit Supplement. We cannot change these terms for your Contract once they are established. We publish any changes to these terms in an amended Income Benefit Supplement at least seven calendar days before they take effect on our website at allianzlife.com/RILAincomerates. The amended Income Benefit Supplement is also filed on EDGAR at sec.gov under Form S-1 File Number 333-[XXXX], and Form N-4 File Number 333-[XXXX]. You can contact us to receive the Income Benefit Supplement applicable to your Contract by calling our Service Center at the toll-free telephone number listed at the back of this prospectus.
RISKS OF INVESTING IN SECURITIES
Returns on securities and securities Indexes can vary substantially, which may result in investment losses. The historical performance of the available Index Options and the AZL Government Money Market Fund does not guarantee future results. It is impossible to predict whether underlying investment values will fall or rise. Trading prices of the securities underlying the Index Options and the AZL Government Money Market Fund are influenced by economic, financial, regulatory, geographic, judicial, political and other complex and interrelated factors. These factors can affect capital markets generally and markets on which the underlying securities are traded and these factors can influence the performance of the underlying securities.
Index Option returns depend on the performance of an Index although you are not directly invested in the Index. Because the S&P 500® Index, Russell 2000® Index, Nasdaq-100® Index, EURO STOXX 50® and iShares® MSCI Emerging Markets ETF are each comprised of a collection of equity securities, in each case the value of the component securities is
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 25

~~The COVID~~In recent~~-19 pandemic~~ years, ~~has at times led to significant volatility and negative returns in~~ the financial market~~s. These market conditions have impacted the performance of the Indexes to which the Index Options are linked~~have experienced periods of significant volatility and ~~, as well as securities held by the AZL Government Money Market Fund. If these market conditions continue or reoccur, and depending on your individual circumstances (e.g., your selected Index Options and the timing of any Purchase Payments, transfers, or withdrawals), you may experience (perhaps significant)~~negative returns, ~~under the Contract~~contributing ~~. The COVID-19 pandemic has contributed~~ to an uncertain and evolving economic environment. The ~~impact of the~~ performance of the markets has been impacted by several interrelating factors such as, but not limited to, the COVID-19 pandemic, ~~and other~~geopolitical turmoil, ~~interrelated factors~~ rising inflation~~(e.g.~~, changes in interest rates, ~~rising inflation~~and ,actions ~~of~~by governmental authoritie~~s) on the economic environment cannot be predicted with certainty, but they could negatively affect the returns of an Index and the level of Trigger Rates, Caps, and Participation Rates, and other product features, and the overall performance of your Contract~~.
~~The military invasion of Ukraine initiated by Russia in February 2022 and the resulting response by the United States and other countries have led to economic disruptions , as well as increased volatility and uncertainty in the financial markets.~~It is not possible to predict ~~the ultimate duration and scope of the conflict, or the future impact on U~~
future ~~.S. and global economies and financial markets. The~~ performance of the ~~Indexes to which the Index Options are linked, as well as securities held by the AZL Government Money Market Fund, may be adversely affected. This risk could be higher for Indexes with exposure to European or Russian~~ market~~s, including EURO STOXX 50®and iShares® MSCI Emerging Markets ETF~~. Depending on your individual circumstances (e.g., your selected Index Options and the timing of any Purchase Payments, transfers, or withdrawals), you may experience (perhaps significant) negative returns under the Contract. You should consult with a Financial Professional about how ~~the~~ recent market conditions may impact your future investment decisions related to the Contract, such as purchasing the Contract or making Purchase Payments, transfers, or withdrawals, based on your individual circumstances.

RISK OF NEGATIVE RETURNS
The AZL Government Money Market Fund does not provide any protection against ~~negative returns~~loss of principal. You can lose principal and previous earnings for Purchase Payments held in the AZL Government Money Market Fund ~~and such losses could be significant~~.
If you allocate Purchase Payments or transfer Contract Value to an Index Option with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy, negative Index Returns may cause Performance Credits to be either negative after application of the 10% or 20% Buffer, or negative down to the -10% Floor. For the Index Performance Strategy, we apply the Buffer for the entire Term length; we do not apply the Buffer annually on a 3-year or 6-year Term Index Option. Ongoing deductions we make for Contract fees and expenses could also cause amounts available for withdrawal to be less than what you invested even if Index performance has been positive. You can lose principal and previous earnings if you allocate Purchase Payments or transfer Contract Value to the Index Options with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy, and such losses could be significant. If you allocate Purchase Payments or transfer Contract Value to the Index Options with the Index Protection Strategy with Trigger or Index Protection Strategy with Cap you can also lose principal and previous earnings if you do not receive the Performance Credit, or if the Contract fees and expenses are greater than the Performance Credit. The maximum potential negative Performance Credit for the Index Performance Strategy and Index Precision Strategy is based on the Buffer. If the Buffer is 10%, the maximum negative Performance Credit is -90%,; and if the Buffer is 20%, the maximum negative Performance Credit is -80%. The maximum potential negative Performance Credit for the Index Guard Strategy is the -10% Floor. Such losses will be greater if you take a withdrawal (including any financial adviser fees that you choose to have us pay from this Contract) that is subject to a withdrawal charge, or is a deduction of Contract fees and expenses.
The Daily Adjustment is how we calculate Index Option Values on Business Days other than the Term Start Date or Term End Date. The AZL Government Money Market Fund is not subject to the Daily Adjustment. The Daily Adjustment can affect the amounts available for withdrawal, Performance Locks, annuitization, payment of the death benefit, and the Contract Value used to determine the contract maintenance charge and Charge Base for the product and rider fees. The Daily Adjustment can be less than the Trigger Rate or Cap even if the current Index return during the Term is greater than the Trigger Rate or Cap. In addition, even though the current Index return during the Term may be positive, the Daily Adjustment may be negative due to changes in Proxy Value inputs, such as volatility, dividend yield, and interest rate.
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 27

However, the Daily Adjustment for the Index Protection Strategy with Trigger and Index Protection Strategy with Cap cannot be negative. The Daily Adjustment is generally negatively affected by:
•	interest rate decreases,
•	dividend rate increases,
•	poor market performance, and
•
the expected volatility of Index prices. Increases in the expected volatility of Index prices negatively affect the Index Precision Strategy and Index Performance Strategy with 1-year Terms, while decreases in the expected volatility of Index prices negatively affect the Index Guard Strategy. For the Index Performance Strategy 3-year and 6-year Term Index Options, and Index Protection Strategy with Cap, the impact of changes in the expected volatility of Index prices is dependent on the market environment and the applicable Caps and Participation Rates. For the Index Protection Strategy with Trigger, the impact of changes in the expected volatility of Index prices is dependent on the market environment.

The Daily Adjustment for Index Options with a Term length of more than 1-year (3-year and 6-year Term Index Options and Early Reallocation to a 1-year Term Index Option) may be more negatively impacted by changes in the expected volatility of Index prices than 1-year Term Index Options due to the difference in ~~term~~Term length. Also, the risk of a negative Daily Adjustment is greater for Index Options with a Term length of more than 1-year than for 1-year Term Index Options due to the Term length. ~~For shorter term lengths, there is less uncertainty in the final Index Values and the impact of the applicable Caps and Buffers on the Daily Adjustment is greater. Consequently, the impact of the Cap and Buffer on the Daily Adjustment for a 1-year Term Index Option is greater than it is for Index Options with a Term length of more than 1-year. In addition,~~3-year and 6-year Term Index Options with a Participation Rate above 100% may also have larger fluctuations in the Daily Adjustment than Index Options either without a Participation Rate, or with a Participation Rate equal to 100%. For shorter Term lengths, there is more certainty in both the final Index Values and how Caps and Buffers determine Performance Credits. This means there may be less fluctuation in the Daily Adjustment due to changes in Index return for Index Options with shorter Term lengths.
If you take a withdrawal from an Index Option with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy before the Term End Date, you could lose principal and previous earnings because of the Daily Adjustment even if Index performance is positive on that day or has been positive since the Term Start Date. If the current Index return during the Term is negative, the Daily Adjustment for these Index Options could result in losses greater than the protection provided by the 10% or 20% Buffer, or -10% Floor. In extreme circumstances the Daily Adjustment could result in a loss beyond the protection of the Buffer or Floor, but it cannot result in a total loss of -100%. Such losses will be greater if the amount withdrawn (including any financial adviser fees that you choose to have us pay from this Contract) is also subject to a withdrawal charge, or is a deduction of Contract fees and expenses.
RISKS ASSOCIATED WITH CALCULATION OF PERFORMANCE CREDITS
We calculate Performance Credits each Term on the Term End Date. Because we calculate Index Returns only on a single date in time, you may experience negative or flat performance even though the Index you selected for a given Crediting Method experienced gains through some, or most, of the Term. If you allocate Purchase Payments or transfer Contract Value to the Index Options with Index Protection Strategy with Trigger or Index Protection Strategy with Cap, positive returns are limited by the Trigger Rates and Caps. You are not subject, however, to potential negative Performance Credits. The Trigger Rates on the Index Options with Index Precision Strategy, and the Caps on the Index Options with Index Guard Strategy and Index Performance Strategy also limit positive returns and could cause performance to be lower than it would otherwise have been if you invested in a mutual fund or exchange-traded fund designed to track the performance of the applicable Index. For the Index Performance Strategy, we apply the Cap and any Participation Rate for the entire Term length; we do not apply the Cap and any Participation Rate annually on a 3-year or 6-year Term Index Option.
The Index Options do not directly participate in the returns of the Indexes or the Indexes’ component securities, and do not receive any dividends payable on these securities. Index returns would be higher if they included the dividends from the component securities. The past ten years of actual average of the annual Index returns without and with dividends would have been as follows:
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 28

~~[To be updated by amendment]~~

January 1, 2012 through December 31, 2022

	S&P 500® Index	Nasdaq-100® Index	Russell 2000® Index	EURO STOXX 50®	iShares® MSCI Emerging Markets ETF
Returns without dividends	~~14.84~~	~~22.67~~	~~12.57~~	~~7.03~~	~~3.79~~
	11.56%	17.69%	8.95%	4.47%	-0.14%
Returns with dividends	~~17.11~~	~~24.05~~	~~14.07~~	~~10.88~~	~~5.90~~
	13.70%	18.96%	10.38%	8.04%	1.97%
Trigger Rates, Caps, and Participation Rates may be adjusted on the next Term Start Date and may vary significantly from Term to Term. Changes to Trigger Rates, Caps, and Participation Rates may significantly affect the amount of Performance Credit you receive. For more information, see the “Risks Associated with Changes to Trigger Rates, Caps, and Participation Rates” discussion later in this section.
The Crediting Methods only capture Index Values on the Term Start Date and Term End Date, so you will bear the risk that the Index Value might be abnormally low on these days.
RISKS ASSOCIATED WITH PERFORMANCE LOCKS AND EARLY REALLOCATIONS
If a Performance Lock is executed:
•
You will no longer participate in Index performance, positive or negative, for the remainder of the Index Year for the locked Index Option. This means that under no circumstances will your Index Option Value increase during the remainder of the Index Year for a locked Index Option, and you will start a new Index Option on the next Index Anniversary that occurs on or immediately after the Lock Date unless you execute an Early Reallocation (if available to you).

•	You will not receive a Performance Credit on any locked Index Option.
•
We use the Daily Adjustment calculated at the end of the current Business Day on the Lock Date to determine your locked Index Option Value. This means you will not be able to determine in advance your locked Index Option Value, and it may be higher or lower than it was at the point in time you requested a Performance Lock,. ~~or if~~If you set a lower target, your locked Index Option Value could be less than your selected target.~~Through~~ This means that if you request a Performance Lock your Index Option Value will lock at an unknown future value which may be higher or lower than it was when you requested a Performance Lock. If you set targets, your ~~account on our website you can~~Index Option Value may lock at a higher value than an upper target you set, or may lock at a lower value than a lower target you set. You may request a Performance Lock ~~based on~~or set upper and/or lower targets ~~you set using Index Option Value returns~~through your account on our website.

•
If a Performance Lock is executed when your Daily Adjustment has declined, you will lock in any loss. It is possible that you would have realized less of a loss or no loss if the Performance Lock occurred at a later time, or if the Index Option was not locked.

•
We will not execute a Performance Lock on Index Protection Strategy with Trigger or Index Protection Strategy with Cap Index Options if the Daily Adjustment is zero. This may limit your ability to take advantage of the benefits of the Early Reallocation feature.

•
There are limits on Early Reallocations. We do not accept Early Reallocation requests within 14 calendar days before an Index Anniversary; and you are limited to two Early Reallocation requests each Index Year, but each request can involve multiple locked Index Options. After your second Early Reallocation request in an Index Year, any locked Index Options will remain locked until the next Index Anniversary. These limitations mean you may not be able to take advantage of any increases to Early Reallocation rates, or any advantageous changes to Index values that may become available at the optimal time. This may limit your return potential. Early Reallocation is available for amounts allocated to any Index Option, subject to the restrictions described in this prospectus.

•
Early Reallocation Trigger Rates, Caps, and Participation Rates you receive may be less than the Early Reallocation rates that become available later in the Index Year, or the renewal rates available on the next Index Anniversary. This may limit your return potential.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 29

We will not provide advice or notify you regarding whether you should execute a Performance Lock or Early Reallocation or the optimal time for doing so. We will not warn you if you execute a Performance Lock or Early Reallocation at a sub-optimal time. We are not responsible for any losses related to your decision whether or not to execute a Performance Lock or Early Reallocation.

RISKS ASSOCIATED WITH SUBSTITUTION OF AN INDEX AND LIMITATION ON FURTHER INVESTMENTS
There is no guarantee that the Indexes will be available during the entire time that you own your Contract. Once we add an Index to your Contract, we cannot remove it without simultaneously substituting it. For the Index Options, if we substitute a new Index for an existing Index, the performance of the new Index may be different and this may affect your ability to receive positive Performance Credits. We may substitute a new Index for an existing Index if:
•	the Index is discontinued,
•
we are unable to use the Index because, for example, changes to an Index make it impractical or expensive to purchase derivative hedging instruments to hedge the Index, or we are not licensed to use the Index,

•
the method of calculation of the Index Values changes substantially, resulting in significantly different Index Values and performance results. This could occur, for example, if an Index altered the types of securities tracked, or the weighting of different categories of securities, or

•
we determine ~~in our sole discretion~~ that the substitution is necessary. It is our policy that we will exercise this discretion only to respond as we deem necessary to unanticipated events outside of our direct control. This might include other events similar to those listed above, other changes to the Index (such as name or ownership changes) that legally may be considered a substitution or that do not align with our business strategy or values, or a breach by the Index provider of the Index intent or performance expectations.

If we add or substitute an Index, we first seek any required regulatory approval from each applicable state insurance regulator and then provide you with written notice. We also provide you with written notice if an Index changes its name. Index substitutions can occur either on a Term Start Date or during a Term. If we substitute an Index during a Term we will combine the return of the previously available substituted Index from the Term Start Date to the substitution date with the return of the new Index from the substitution date to the Term End Date. If we substitute an Index during a Term:
•	we do not change the Charge Base we use to calculate the product and rider fees, and
•
the Buffers, Floors, Trigger Rates, Caps, and Participation Rates for the substituted Index will apply to the new Index. We do not change the Buffers, Floors, Trigger Rates, Caps, or Participation Rates that were in effect on the Term Start Date.

Similarly, if we substitute an Index on a Term Start Date, the applicable Buffer, Floor, and minimum Trigger Rate, Cap, or Participation Rate will not change.
Changes to Trigger Rates, Caps, and Participation Rates associated with the new Index, if any, may occur at the next regularly scheduled Term Start Date, subject to their respective minimums. Depending on the constitution of the substituted Index, the volatility of its investments, and our ability to hedge the Index’s performance, we may determine, in our discretion, to increase or decrease renewal Trigger Rates, Caps, and Participation Rates associated with the new Index, subject to their respective minimums. However, we would not implement any change to reflect this difference until the next Term Start Date after the substitution. The substitution of an Index during a Term may result in an abnormally large change in the Daily Adjustment on the day we substitute the Index due to changes in Proxy Value inputs (such as volatility, dividend yield, and interest rate). However, you would only be affected by this change in the Daily Adjustment if a normal transaction to which the Daily Adjustment applies (such as a withdrawal you take) occurs on the substitution date.
The selection of a substitution Index is in our discretion; however, it is anticipated that any substitute Index will be substantially similar to the Index it is replacing and we will substitute any equity Index with a broad-based equity index.
We may also discontinue accepting new allocations into a specific Index Option at any time.
RISKS ASSOCIATED WITH CHANGES TO TRIGGER RATES, CAPS, AND PARTICIPATION RATES
The 10% and 20% Buffers, and -10% Floors for the currently available Index Options do not change. However, if we add a new Index Option to your Contract after the Issue Date, we establish the Buffer or Floor for it on the date we add the Index Option to your Contract. For a new Index Option the minimum Buffer is 5% and the minimum Floor is -25%.
~~We~~ Subject to their respective minimums, we establish the initial Trigger Rates, Caps, and Participation Rates for a newly issued Contract on the Index Effective Date and they cannot change until the next Term Start Date. You select the Index
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 30

Due to a combination of factors, including potential changes in interest rates and other market conditions (e.g. rising inflation), the current economic environment is evolving. The future impact on initial, renewal, and Early Reallocation Trigger Rates, Caps, and Participation Rates cannot be predicted with certainty. The effect of a change in interest rates or other market conditions may not be direct or immediate. There may be a lag in changes to Trigger Rates, Caps, and Participation Rates. Interest rates could increase. In a rising interest rate environment, increases in Trigger Rates, Caps, and Participation Rates, if any, may be substantially slower than increases in interest rates.
We manage our obligation to provide Performance Credits in part by trading call and put options, and other derivatives on the available Indexes. The costs of the call and put options and other derivatives vary based on market conditions, and we may adjust future renewal and Early Reallocation Trigger Rates, Caps, and Participation Rates to reflect these cost changes. The primary factor affecting the differences in the initial Trigger Rates, Caps, and Participation Rates for newly issued Contracts and renewal and Early Reallocation rates for existing Contracts is the difference in what we can earn from these investments for newly issued Contracts versus what we are earning on the investments that were made, and are being held to maturity, for existing Contracts. In some instances we may need to reduce initial, renewal, and Early Reallocation Trigger Rates, Caps, and Participation Rates, or we may need to substitute an Index. You bear the risk that we may reduce Trigger Rates, Caps, and Participation Rates, which reduces your opportunity to receive positive Performance Credits.
RISKS ASSOCIATED WITH INVESTMENT IN DERIVATIVE HEDGING INSTRUMENTS
The Index Options are supported by bonds and other fixed income securities which are also used to support the Contract guarantees, cash, and derivative hedging instruments used to hedge the movements of the applicable Index.
At Contract issue, we invest a substantial majority of the initial Contract Value in fixed income securities, with most of the remainder invested in derivative hedging instruments. The derivative hedging instruments are purchased to track and hedge Index movements and support our obligations with regard to the Index Options. The derivative hedging instruments we purchase include put options, call options, futures, swaps, and other derivatives.
We currently limit our purchase of derivative hedging instruments to liquid securities. However, like many types of derivative hedging instruments, these securities may be volatile and their price may vary substantially. In addition, because we pay Performance Credits regardless of the performance of derivative hedging instruments we purchase, we may incur losses on hedging mismatches or errors in hedging. We may incur additional costs if the costs of our hedging program increase due to market conditions or other factors. Our overall experience with hedging securities may affect renewal Trigger Rates, Caps, and Participation Rates for existing Contracts.
RISKS OF DEDUCTING FINANCIAL ADVISER FEES FROM THE CONTRACT
If you have an investment adviser and want to pay their financial adviser fees from this Contract, you can instruct us to withdraw the fee from your Contract and pay it to your adviser. Once authorized by you, the investment adviser requests each fee payment by submitting a letter of instruction that includes the fee amount. The deduction of financial adviser fees is in addition to this Contract’s fees and expenses, and the deduction is treated the same as any other withdrawal under the Contract. As such, withdrawals to pay financial adviser fees ~~will be~~are subject to withdrawal charges, will reduce the Contract Value dollar for dollar and Guaranteed Death Benefit Value proportionately (perhaps significantly and by more than the amount of the withdrawal), and ~~may be~~are subject to income taxes (including a 10% additional federal tax if you are younger than age 591⁄2). Please consult with your Financial Professional before requesting us to pay financial adviser fees from this Contract rather than from other assets you may have.
RISKS ASSOCIATED WITH OUR FINANCIAL STRENGTH AND CLAIMS-PAYING ABILITY
We make Income Payments, Annuity Payments, and pay death benefits from our general account. Our general account assets are subject to claims by our creditors, and any payment we make from our general account is subject to our financial strength and claims-paying ability. We apply Performance Credits from an unregistered, non-unitized, non-insulated separate account (Separate Account IANA). Like our general account, the assets in Separate Account IANA are subject to our general business operation liabilities and the claims of our creditors, and are also subject to our financial strength and claims-paying ability. For more information on Separate Account IANA, see section 13, Other Information – Our Unregistered Separate Account.
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 32

If you request Annuity Payments, the Accumulation Phase and Income Period (if applicable) of your Contract ends and you enter the Annuity Phase. During the Annuity Phase we make regular fixed periodic Annuity Payments based on guaranteed period, life, life with a guaranteed period, joint and last survivor, or joint and 2/3 survivor. We send Annuity Payments to the Payee (the person or entity who receives Annuity Payments during the Annuity Phase). You can choose when Annuity Payments begin, subject to certain restrictions. We base Annuity Payments on Contract Value and the payout rates for the Annuity Option you select. If the Annuity Date occurs during the Income Period and your Income Payments are greater than the Annuity Payments as calculated for certain Annuity Options, you can elect to convert ~~to~~ Income Payments to Annuity Payments as described in section 8 – When Annuity Payments Begin. Your Annuity Payments do not change unless an Annuitant dies, or we convert Income Payments made under the Increasing Income payment option to Annuity Payments. The Increasing Income payment option is discussed in section 10, Automatic Annual Income Payment Increases. The Annuity Phase ends when we make the last Annuity Payment under your selected Annuity Option. For more information, see section 8, The Annuity Phase.
WHEN THE ACCUMULATION PHASE ENDS
The Accumulation Phase ends upon the earliest of the following.
•	The Business Day we process your request for a full withdrawal.
•	The Business Day before the Annuity Date.
•
Upon the death of any Owner (or the Annuitant if the Owner is a non-individual), the Business Day we first receive Valid Claim from any one Beneficiary, unless the surviving spouse/Beneficiary continues the Contract. If there are multiple Beneficiaries, the remaining Contract Value continues to fluctuate with the performance of the Index Options and the AZL Government Money Market Fund until the complete distribution of the death benefit. A Valid Claim is the documents we require to be received in Good Order at our Service Center before we pay any death claim.

FINANCIAL ADVISER FEES
If you have a financial adviser and want to take a withdrawal from this Contract to pay your financial adviser fee, you can submit a written request to our Service Center by completing our third party money management customer authorization of transfer form and fee redemption authorization form. If we approve your request, we withdraw the requested fees and pay them to your Financial Professional or Financial Professional’s firm as instructed. The fee redemption authorization is an agreement between you and your Financial Professional and/or the Financial Professional's firm. The agreement authorizes us to deduct financial adviser fees from the Contract and send them to the Financial Professional or the Financial Professional's firm upon written request. You can terminate this agreement at any time by providing us written notice. We retain the right to request an updated fee redemption authorization form at any time.
Once authorized by you, the Financial Professional or Financial Professional’s Firm requests each fee payment by submitting a letter of instruction that includes the fee amount. We treat this fee payment as a withdrawal which means a withdrawal charge, federal and state income taxes, and a 10% additional federal tax if you are under age 591⁄2 may apply, and the amount of Contract Value available for withdrawal may be affected by the Daily Adjustment (which can be negative). We deduct financial adviser fees (including any withdrawal charge) proportionately from each Index Option and the AZL Government Money Market Fund. This withdrawal reduces the Contract Value and the amount available under the free withdrawal privilege by the dollar amount withdrawn. It may also reduce your Contract's Guaranteed Death Benefit Value proportionately by the percentage of Contract Value withdrawn, which may reduce this value by more than the amount withdrawn and these reductions could be significant. If this is a Non-Qualified Contract, a withdrawal will be a taxable withdrawal to the extent that gain exists within the Contract. Financial adviser fees paid from any type of IRA Contract (including IRA, Roth IRA, and SEP IRA) will not be treated as a taxable withdrawal as long as the annuity contract is solely liable for the payment of the financial adviser fee. You should consult a tax adviser regarding the tax treatment of financial adviser fee payments. Please consult with your Financial Professional before requesting us to pay financial adviser fees from this Contract rather than from other assets you may have.
Your financial adviser acts on your behalf, not ours. We are not party to any agreement between you and your financial adviser, nor are we responsible for your financial adviser’s actions. We do not verify that withdrawals for financial adviser fees align with the terms of your agreement with your financial adviser, but we verify that payments are made in accordance with the fee redemption authorization agreement you submit to us. We do not set your financial adviser fee or receive any part of it. Any withdrawals for financial adviser fees you pay is in addition to this Contract’s fees and expenses. We pay sales commissions to the selling firms and their Financial Professionals. The maximum commission payable to the selling firms for Contract sales is expected to not exceed 7% of Purchase Payments. Sometimes, we enter into an agreement with a selling firm to pay commissions as a combination of a certain amount of the commission at the
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 34

•	If the Index Value on the Term End Date is equal to the Index Value on the Term Start Date, the Performance Credit is zero.
•
If the Index Return is negative, the negative Performance Credit is equal to the negative Index Return down to the -10% Floor. You participate in any losses down to the -10% Floor. We absorb any negative Index Return beyond the -10% Floor.

The Index Performance Strategy also provides a Performance Credit.
•	If the Index Return is positive, the Performance Credit is equal to:
− the Index Return up to the Cap for a 1-year Term. If the 1-year Term is uncapped, the Performance Credit is equal to the Index Return.
− Index Return multiplied by the Participation Rate, up to the Cap for a 3-year or 6-year Term. If the 3-year or 6-year Term is uncapped, the Performance Credit is equal to the Index Return multiplied by the Participation Rate. We apply the Participation Rate and Cap for the entire Term length; we do not apply the Participation Rate and Cap annually on a 3-year or 6-year Term.
•	If the Index Value on the Term End Date is equal to the Index Value on the Term Start Date, the Performance Credit is zero.
•	If the Index Return is negative and the loss is:
− less than or equal to the 10% or 20% Buffer, the Performance Credit is zero. We absorb any loss up to the 10% or 20% Buffer. We apply the Buffer for the entire Term length; we do not apply the Buffer annually on a 3-year or 6-year Term Index Option.
− greater than the 10% or 20% Buffer, the negative Performance Credit is equal to the negative Index Return in excess of the 10% or 20% Buffer. You participate in any losses beyond the 10% or 20% Buffer.

•
The Index Precision Strategy, Index Guard Strategy, and Index Performance Strategy allow negative Performance Credits. A negative Performance Credit means you can lose principal and previous earnings. ~~These losses could be significant~~

The maximum potential loss from negative Index Returns is: -90% with a 10% Buffer; -80% with a 20% Buffer; and -10% with the Floor.
•	Because we calculate Index Returns only on a single date in time, you may experience negative or flat performance even though the Index you selected for a given Crediting Method experienced gains through some, or most, of the Term.
•	If ~~a~~ an Index Performance Strategy Index Option is “uncapped” for one Term (i.e., we do not declare a Cap for that Term) it does not mean that we will not declare a Cap for it on future Term Start Dates. On the next Term Start Date we can declare a Cap for the next Term, or declare it to be uncapped.

COMPARING CREDITING METHODS
The Crediting Methods have different risk and return potentials.

What is the asset protection?
Index Protection Strategy with Trigger	•Most protection. •If the Index loses value, the Performance Credit is zero. You do not receive a negative Performance Credit.
Index Protection Strategy with Cap	•Most protection. •If the Index loses value, the Performance Credit is zero. You do not receive a negative Performance Credit.
Index Precision Strategy

•Less protection than the Index Protection Strategy with Trigger, Index Protection Strategy with Cap, and Index Guard Strategy. Protection may be equal to or less than what is available with the Index Performance Strategy depending on the Index Option.
•Buffer absorbs 10% of loss, but you receive a negative Performance Credit for losses greater than 10%.
•Potential for large losses in any Term.
•More sensitive to large negative market movements because small negative market movements are absorbed by the 10% Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Precision Strategy than with the Index Guard Strategy.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 45

•
For any Index Option with the Index Precision Strategy or Index Performance Strategy, you participate in any negative Index Return in excess of the Buffer, which reduces your Contract Value. For example, for a 10% Buffer we absorb the first -10% of Index Return and you could lose up to 90% of the Index Option Value. However, for any Index Option with the Index Guard Strategy, we absorb any negative Index Return in excess of the -10% Floor, so your maximum loss is limited to -10% of the Index Option Value due to negative Index Returns.

•
Trigger Rates, Caps, and Participation Rates as set by us from time-to-time may vary substantially based on market conditions. However, in extreme market environments, it is possible that all Trigger Rates, Caps, and Participation Rates will be reduced to their respective minimums of 0.50%, 3%, 5%, 10%, or 100% as stated in the table above.

•
If your Contract is within its free look period you may be able to take advantage of any increase in initial Trigger Rates, Caps, and/or Participation Rates by cancelling your Contract and purchasing a new Contract.

•	If the initial Trigger Rates, Caps, and/or Participation Rates available on the Index Effective Date are not acceptable you have the following options.
–
Cancel your Contract if you are still within the free look period. If you took a withdrawal that was subject to a withdrawal charge (including financial adviser fees that you choose to have us pay from this Contract) we will refund any previously deducted withdrawal charge upon a free look cancellation.

–	Request to extend your Index Effective Date if you have not reached your first Quarterly Contract Anniversary.
–
If the free look period has expired, request a full withdrawal and receive the Cash Value. If this occurs on or before the Index Effective Date, you are not subject to the Daily Adjustment. If this occurs after the Index Effective Date, you are subject to the Daily Adjustment.

•
Trigger Rates, Caps, and Participation Rates can be different from Index Option to Index Option. For example, Caps for the Index Performance Strategy 1-year Terms can be different between the S&P 500® Index and the Nasdaq-100® Index; and Caps for the S&P 500® Index can be different between 1-year, 3-year, and 6-year Terms on the Index Performance Strategy, and between the 1-year Terms for the Index Guard Strategy and Index Performance Strategy. Initial, renewal, and Early Reallocation rates may also be different from Contract-to-Contract. For example, assume that on August 3, 2023 we set Caps for the Index Performance Strategy 1-year Term with 10% Buffer using the S&P 500® Index as follows:
–	13% initial rate and 12% Early Reallocation rate for new Contracts issued in 2023,
–	14% renewal rate and 14% Early Reallocation rate for existing Contracts issued in 2022, and
–	12% renewal rate and 13% Early Reallocation rate for existing Contracts issued in 2021.

BAR CHART EXAMPLES OF CREDITING METHOD PERFORMANCE
The following hypothetical examples show conceptually how the Crediting Methods might work in different market environments and assume no change in the hypothetical Trigger Rates, Caps, and/or Participation Rates. All values below are for illustrative purposes only. The examples do not reflect any Trigger Rates, Caps, and/or Participation Rates that may actually apply to a Contract. The examples do not predict or project the actual performance of the Index
Advantage+ IncomeSM. Although an Index or Indexes will affect your Index Option Values, the Index Options do not directly participate in any stock or equity investment and are not a direct investment in an Index. The Index Values do not include the dividends paid on the stocks comprising an Index. An allocation to an Index Option is not a purchase of shares of any stock or index fund. These examples do not reflect any withdrawals taken before the Term End Date (including any financial adviser fees that you choose to have us pay from this Contract), or deductions we make for Contract fees and expenses.
~~[To be updated by amendment]~~
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 48

A closer look at the Index PROTECTION Strategy with DPSC and Index PROTECTION Strategy with cap: 1-Year Term

PERFORMANCE POTENTIAL WITH DPSC...
PERFORMANCE POTENTIAL WITH CAP...
3.5% DPSC
0%
1%
3.5%
14%
3.5%
4% Cap
0%
1%
1%
14%
4%
A
B
C
D
Index Return
DPSC
Protection Credit %

...A LEVEL OF PROTECTION
0%
-7%
0%
-14%
0%
E
F

A If the annual Index Return is zero or positive, which means the value of the Index remained the same or increased, the entire DPSC would be applied.

B If the annual Index Return is positive and exceeds the DPSC, the DPSC would be applied.

C If the annual Index Return is positive, but less than the declared Cap, the annual Protection Credit would be equal to the Index Return.

D If the annual Index Return exceeds the declared Cap, a Protection Credit equal to the Cap would be applied.

E/F If the annual Index Return is negative, there would be no DPSC or Protection Credit and no loss of principal due to negative Index Returns.

A closer look at the Index **Protection** Strategy with Trigger and Index **Protection** Strategy with cap: 1-Year Term

PERFORMANCE POTENTIAL with a Trigger ... PERFORMANCE POTENTIAL with a Cap ... a level of PROTECTION

4% Trigger Rate
0%
1%
4%
14%
4%
5% Cap
0%
1%
1%
14%
5%

POSSIBLE OUTCOME 1: If the annual Index Return is **zero or positive, which means the value of the Index remained the same or increased,** the entire Trigger Rate would be applied.

POSSIBLE OUTCOME 2: If the annual Index Return **is positive and exceeds the Trigger Rate,** the Trigger Rate would be applied.

POSSIBLE OUTCOME 3: If the annual Index Return is **positive, but less than the declared Cap,** the annual Performance Credit would be equal to the Index Return.

POSSIBLE OUTCOME 4: If the annual Index Return **exceeds the declared Cap,** a Performance Credit equal to the Cap would be applied.

0%
-7%
0%
-14%
0%

POSSIBLE OUTCOME 5: If the annual Index Return is **negative, there would be no Trigger Rate or Performance Credit and no loss of principal** due to negative Index Returns.

Index Return
Performance Credit %
Trigger Rate

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 49

A closer look at the Index PRECISION Strategy: 1-Year Term

PERFORMANCE POTENTIAL WITH ...
7.5% Precision Rate
0%
3%
7.5%
12%
7.5%
A
B
Index Return
Performance Credit %
... A LEVEL OF PROTECTION
0%
10% Buffer
-7%
0%
-14%
-4%
C
D

A If the annual Index Return is zero or positive, which means the value of the Index remained the same or increased, the entire Precision Rate would be applied.

B If the annual Index Return is positive and exceeds the Precision Rate, the Precision Rate would be applied.

C If the annual Index Return is negative, but within the 10% Buffer, there would be no Performance Credit.

D If the annual Index Return is negative and exceeds the 10% Buffer, there would be a negative Performance Credit equal to the amount of negative returns in excess of the Buffer.

A closer look at the Index **Precision** Strategy: 1-Year Term

PERFORMANCE POTENTIAL with ...
... A level of PROTECTION
10% Trigger Rate
0%
4%
10%
16%
10%
POSSIBLE OUTCOME 1:
If the annual Index return is zero or positive, which means the value of the Index remained the same or increased, the entire Trigger Rate would be applied.
POSSIBLE OUTCOME 2:
If the annual Index return is positive, and exceeds the Trigger Rate, the Trigger Rate would be applied.
0%
10% Buffer
-7%
0%
-14%
-4%
POSSIBLE OUTCOME 3:
If the annual Index return is negative, but within the 10% Buffer, there would be no Performance Credit.
POSSIBLE OUTCOME 4:
If the annual Index return is negative and exceeds the 10% Buffer, there would be a negative Performance Credit equal to the amount of negative returns in excess of the Buffer.
Index Return
Performance Credit %

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 50

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 51

A closer look at the Index PERFORMANCE Strategy: 1-Year Term

PERFORMANCE POTENTIAL WITH ...
12% Cap
0%
8%
8%
14%
12%
A
B
Index Return
Performance Credit %

... A LEVEL OF PROTECTION
0%
10% Buffer
-7%
0%
-14%
-4%
C
D

A If the annual Index Return is positive, but less than the declared Cap, the annual Performance Credit would be equal to the Index Return.

B If the annual Index Return exceeds the declared Cap, a Performance Credit equal to the Cap would be applied.

C If the annual Index Return is negative, but within the 10% Buffer, there would be no Performance Credit.

D If the annual Index Return is negative and exceeds the 10% Buffer, there would be a negative Performance Credit equal to the amount of negative returns in excess of the Buffer.

A closer look at the Index **Performance** Strategy: 1-Year Term

PERFORMANCE POTENTIAL with ...
... a level of PROTECTION
15% Cap
0%
11%
11%
17%
15%
POSSIBLE OUTCOME 1:
If the annual Index Return is positive, but less than the declared Cap, the annual Performance Credit would be equal to the Index Return.
POSSIBLE OUTCOME 2:
If the annual Index Return exceeds the declared Cap, a Performance Credit equal to the Cap would be applied.
POSSIBLE OUTCOME 3:
If the annual Index Return is negative, but within the 10% Buffer, there would be no Performance Credit.
POSSIBLE OUTCOME 4:
If the annual Index Return is negative and exceeds the 10% Buffer, there would be a negative Performance Credit equal to the amount of negative returns in excess of the Buffer.
0%
-7%
0%
10% Buffer
-14%
-4%
Index Return
Performance Credit %

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 52

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 53

DETERMINING INDEX OPTION VALUES
We calculate an Index Option Value for each Index Option at the end of each Business Day. Generally, the Index Option Value is equal to the Index Option Base plus any applicable Daily Adjustment. The Daily Adjustment applies on Business Days other than the Term Start Date or the Term End Date. The Daily Adjustment can be positive or negative and is discussed later in this section.
On the first Term Start Date, both the Index Option Value and the Index Option Base for each of your selected Index Options are initially equal to the amount of:
•	any Purchase Payment received that day which you allocated to that Index Option, and
•	any Contract Value transferred into that Index Option.
At the end of each subsequent Business Day for each selected Index Option, we first either apply:
•	the Daily Adjustment if this is not the Term End Date, or
•	a Performance Credit if this is the Term End Date.
We calculate Performance Credits as described under “Calculating Performance Credits” next in this section and apply them as follows:
•	We multiply each Index Option Base by its Performance Credit and add this amount to its Index Option Base.
•	Then we set each Index Option Value equal to its Index Option Base.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 54

Lastly, we increase and/or decrease each Index Option Base and Index Option Value for additional Purchase Payments, transfers, partial withdrawals you take (including financial adviser fees that you choose to have us pay from this Contract and any withdrawal charge), and deductions we make for Contract fees and expenses.
•
Additional Purchase Payments received on the Term End Date and allocated to this Index Option, and transfers of Variable Account Value or Index Option Value into this Index Option, increase these values by the dollar amount allocated or transferred.

•	Transfers out of this Index Option reduce these values by the dollar amount removed from the Index Option.
•
Partial withdrawals you take (including financial adviser fees that you choose to have us pay from this Contract and any withdrawal charge), and deductions we make for Contract fees and expenses reduce these values by the dollar amount withdrawn from the Index Option.

− We deduct partial withdrawals you take (including financial adviser fees that you choose to have us pay from this Contract and any withdrawal charge), and deductions we make for Contract fees and expenses from the Index Options proportionately based on the percentage of Contract Value in each Index Option using values determined at the end of the Business Day before we process the withdrawal or deduct the Contract expense.
− We then reduce each Index Option Base by the same percentage that the amount withdrawn reduced its associated Index Option Value.
Example
•
Your Contract Value is $100,000 and you selected two Index Options. The first Index Option has an Index Option Value of $75,000 and an Index Option Base of $72,000. The second Index Option has an Index Option Value of

$25,000 and an Index Option Base of $22,000. You take a $10,000 partial withdrawal (including any withdrawal charge).
•	This partial withdrawal reduces your Index Option Value by the percentage of Contract Value in each Index Option (Index Option Value ÷ Contract Value).
− For the first Index Option this percentage is 75% ($75,000 ÷ $100,000) and the $10,000 partial withdrawal reduces this value by $7,500 ($10,000 x 75%). For the second Index Option this percentage is 25% ($25,000 ÷ $100,000) and the $10,000 partial withdrawal reduces this value by $2,500 ($10,000 x 25%).
•	We then reduce each Index Option Base by the same percentage that the amount withdrawn reduced its associated Index Option Value (amount withdrawn from Index Option Value ÷ Index Option Value).
− For the first Index Option this percentage is 10% ($7,500 ÷ $75,000) and the $10,000 partial withdrawal reduces this value by $7,200 ($72,000 x 10%). For the second Index Option this percentage is also 10% ($2,500 ÷ $25,000) and the $10,000 partial withdrawal reduces this value by $2,200 ($22,000 x 10%).
•	Deductions we make for Contract fees and expenses also reduce these values proportionately in the same way as a partial withdrawal.

	First Index Option Index Option Value Index Option Base	Second Index Option Index Option Value Index Option Base
Prior to partial withdrawal	$ 75,000 $ 72,000	$ 25,000 $ 22,000
$10,000 partial withdrawal	– $7,500 – $7,200	– $2,500 – $2,200
After partial withdrawal	$ 67,500 $ 64,800	$ 22,500 $ 19,800

•
Amounts removed from the Index Options during the Term for partial withdrawals you take (including any financial adviser fees that you choose to have us pay from this Contract) and deductions we make for Contract fees and expenses do not receive a Performance Credit on the Term End Date. However, the remaining amount in the Index Options is eligible for a Performance Credit on the Term End Date.

•	You cannot specify from which Index Option or the AZL Government Money Market Fund ~~(if applicable)~~we deduct
Contract fees and expenses; we deduct Contract fees and expenses from each Index Option and the AZL Government Money Market Fund proportionately based on its percentage of Contract Value.

CALCULATING PERFORMANCE CREDITS
We base Performance Credits on Index Values and Index Returns. We measure Index Values on the Term Start Date and Term End Date using the Index’s price at the end of the Business Day as provided by Bloomberg or another market source if Bloomberg is not available. If the Term Start Date or Term End Date is a non-Business Day we use the next Business
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 55

Crediting Method and Term Length	If Index Value is less than it was on the Term Start Date (i.e., Index Return is negative):	If Index Value is equal to or greater than it was on the Term Start Date (i.e., Index Return is zero or positive):
Index Performance Strategy 6-year Term	Performance Credit is equal to the negative Index Return in excess of the 10% Buffer. If the Index Return for the Term is… •-19%, the Performance Credit is -9%. •-24%, the Performance Credit is -14%.

Performance Credit is equal to the Index Return multiplied by the Participation Rate, up to any Cap set on the Term Start Date
Assume the Participation Rate is 100% and the Cap is 95%. If the Index Return for the Term is…
•0%, the Performance Credit is zero.
•65%, the Performance Credit is 65%.
•90%, the Performance Credit is 90%.
If instead the Participation Rate is 110% and the 6-year Term were uncapped, then if the Index Return for the Term is…
•0%, the Performance Credit is zero.
•65%, the Performance Credit is 71.5%.
•90%, the Performance Credit is 99%.

DAILY ADJUSTMENT
The Daily Adjustment is how we calculate Index Option Values on Business Days other than the Term Start Date or Term End Date. The AZL Government Money Market Fund is not subject to the Daily Adjustment.
The Daily Adjustment can affect the amounts available for withdrawal, Performance Locks, annuitization, payment of the death benefit, and the Contract Value used to determine the Income Payments, Charge Base and contract maintenance charge. The Daily Adjustment can be positive or negative. When the Daily Adjustment is positive, your Index Option Value has increased since the Term Start Date. When it is negative, your Index Option Value has decreased (excluding the effect of the deduction of Contract expenses or any partial withdrawal). The Daily Adjustment for the Index Protection Strategy with Trigger and Index Protection Strategy with Cap cannot be negative.
We calculate the Daily Adjustment for a given Business Day before we deduct any Contract fees or expenses or process any partial withdrawal on that Business Day, including Penalty-Free Withdrawals, and any financial adviser fees that you choose to have us pay from this Contract. ~~However, the Daily Adjustment calculation is not affected by any Contract fee or expense deduction, or partial withdrawal.~~The Daily Adjustment does not change the Contract fee or expense deducted, or the withdrawal amount; it only changes the Index Option Value from which we deduct the Contract fee or expense, or withdrawal.
The Daily Adjustment approximates the Index Option Value that will be available on the Term End Date. It is the estimated present value of the future Performance Credit that we will apply on the Term End Date. The Daily Adjustment takes into account:
(i)	any Index gains during the Term subject to the applicable Trigger Rate, Cap, and/or Participation Rate,
(ii)
either any Index losses greater than the 10% or 20% Buffer, or Index losses down to the -10% Floor (not applicable to the Index Protection Strategy with Trigger or the Index Protection Strategy with Cap), and

(iii)	the number of days until the Term End Date.
The Daily Adjustment does this by using the hypothetical value of a Proxy Investment (Proxy Value) each Business Day, other than the Term Start Date or Term End Date, based on the formulas described in Appendix B. The Proxy Investment provides a current estimated present value of what the Performance Credit will be on the Term End Date taking into account the applicable Buffer, Floor, Trigger Rate, Cap, and/or Participation Rate. The Daily Adjustment is not the actual Index return on the day of the calculation, and the estimated present value Performance Credit is not guaranteed.
Therefore, the Daily Adjustment could result in a loss beyond the protection of the Buffer or Floor. In extreme circumstances the Daily Adjustment could result in a loss beyond the protection of the 10% or 20% Buffer, or -10% Floor, but it cannot result in a total loss of -100%. Such losses will be greater if the amount withdrawn (including any financial adviser fees that you choose to have us pay from this Contract) is also subject to a withdrawal charge, or is a deduction of Contract fees and expenses.
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 57

A withdrawal taken during the Term may not receive the full benefit of the Buffer or Floor because the Daily Adjustment takes into account what may potentially happen between the withdrawal date and the Term End Date. All other factors being equal, even if the current Index return during the Term is greater than the Cap or Index Precision Strategy Trigger Rate, the Daily Adjustment will usually be lower than the Cap or Index Precision Strategy Trigger Rate. For the Index Protection Strategy with Trigger, even if the current Index return during the Term is greater than or equal to zero, the Daily Adjustment will usually be lower than the Trigger Rate. This is because there is a possibility that the Index return could decrease before the Term End Date. Similarly, even though a negative Index return may be within the 10% or 20%
Buffer for the Index Precision Strategy and Index Performance Strategy, you still may receive a negative Daily Adjustment because there is a possibility that the Index Return could decrease before the Term End Date. The Daily Adjustment for Index Options with a Term length of more than 1-year may be more negatively impacted by changes in the expected volatility of Index prices than 1-year Term Index Options due to the difference in Term length. Also, the risk of a negative Daily Adjustment is greater for Index Options with a Term length of more than 1-year than for 1-year Term Index Options due to the Term length. 3-year and 6-year Term Index Options with a Participation Rate above 100% may also have larger fluctuations in the Daily Adjustment than Index Options either without a Participation Rate, or with a Participation Rate equal to 100%. Finally, a negative Index return for the Index Guard Strategy may result in you receiving a Daily Adjustment lower than the -10% Floor, because the Daily Adjustment reflects the present value of the Floor and you will not receive the full benefit of the -10% Floor until the Term End Date. A negative Daily Adjustment may cause you to realize loss of principal and previous earnings.
The Daily Adjustment’s risks (including the impact on Contract Value used to determine Income Payments and Contract fees and charges) are discussed in more detail in Risk Factors – Risk of Negative Returns. The specific details of the Daily Adjustment formula are described in Appendix B and in Exhibit 99~~(a)~~ of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This information is incorporated by reference into this prospectus. You can obtain a copy of Exhibit 99~~(a)~~ by calling (800) 624-0197, or visiting our website at allianzlife.com.
PERFORMANCE LOCKS AND EARLY REALLOCATIONS
We must receive a Performance Lock request in Good Order before the end of the current Business Day to lock an Index Option on that day. Otherwise the Lock Date will occur on the next Business Day that your request is in Good Order. We do not allow Performance Locks to occur on Term End Dates. For requests submitted in writing, we do not consider the request to be received until it arrives at our Service Center. You can continue to request Performance Locks while you are receiving Income Payments. For the Increasing Income payment option, you can continue to request Performance Locks even after your Contract Value reduces to zero as long as your Income Payments continue, or are converted to Annuity Payments.
You (or your Financial Professional, if authorized) can request a Performance Lock based on targets you set only through your account on our website. You can set upper and/or lower targets for each Index Option each Term. Setting a target close to the current Index Option Value return (or close to the Daily Adjustment once Contract Value is reduced to zero) may cause a Performance Lock to occur very quickly. You can change or cancel targets at any time before we execute a Performance Lock. Each Index Option’s targets automatically expire on the earlier of the Lock Date, or the last Business Day before the Term End Date. By setting targets you are authorizing us to automatically execute a Performance Lock at the end of the Business Day on the Lock Date upon which the target is reached.
A Performance Lock can be executed once each Term for each Index Option. We will not execute a Performance Lock on Index Protection Strategy with Trigger or Index Protection Strategy with Cap Index Options if the Daily Adjustment on the applicable date is zero. A Performance Lock applies to the total Index Option Value in an Index Option, and not just a portion of that Index Option Value. We use the Daily Adjustment calculated at the end of the current Business Day on the Lock Date to determine your locked Index Option Value. This “locked” Index Option Value may be more or less than the “unlocked” Index Option Value that is available for your review on the Lock Date because the unlocked Index Option Value was determined at the end of the prior Business Day. After the Lock Date, the Index Option Value stays in the locked Index Option for the remainder of the Index Year unless you execute an Early Reallocation (if available to you).
Daily Adjustments do not apply to a locked Index Option for the remainder of the Index Year and the locked Index Option Value will not receive a Performance Credit. For example, assume you selected one Index Option and your Index Option Value available for review in your account today is $20,326. If before the end of the Business Day you request a Performance Lock, today is your Lock Date. If your Index Option Value at the end of the Business Day is $20,250, you will lock in this $20,250 and it will not change until the next Index Anniversary. However, ~~a locked Index Option Value can decrease~~ if you take a partial withdrawal (including financial adviser fees that you choose to have us pay from this Contract) or when we deduct a Contract fee or expense, we deduct these amounts proportionately from the Index Option
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 58

Values, which will decrease any locked Index Option Value. On the next Index Anniversary that occurs on or immediately after the Lock Date, all locked Index Options will be unlocked, we will transfer the locked Index Option Value according to your instructions, and Daily Adjustments will again apply for the new Term. If you do not provide us with transfer instructions, the Index Option Value will remain in the same Index Option with a new Term Start Date subject to the renewal Trigger Rate, Cap, or Cap and Participation Rate for the new Term.
You can also transfer assets out of a locked Index Option by requesting an Early Reallocation. You can request an Early Reallocation only through your account on our website. We do not accept Early Reallocation requests within 14 calendar days before an Index Anniversary and you are limited to two Early Reallocation requests each Index Year. However, each request can involve multiple locked Index Options. You can execute a Performance Lock and Early Reallocation on the same Business Day. After your second Early Reallocation request in an Index Year, any locked Index Options will remain locked until the next Index Anniversary. These limitations mean you may not be able to take advantage of any increases to Early Reallocation rates, or any advantageous changes to Index values when they become available.
A Performance Lock can help eliminate doubt about future Index performance and possibly limit the impact of a negative Performance Credit you would otherwise receive on an Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy Index Option. Because we transfer assets out of a locked Index Option on the Index Anniversary that occurs on or immediately after the Lock Date, executing a Performance Lock can also allow you to transfer assets out of a 3-year or 6-year Term Index Option before the Term End Date if you execute the lock on or before the second Index Anniversary of a 3-year Term, or on or before the fifth Index Anniversary of a 6-year Term. If the Index Anniversary occurs on a non-Business Day, the Performance Lock must be executed before the end of the prior Business Day in order to transfer assets out of a 3-year or 6-year Term Index Option before the Term End Date. Executing an Early Reallocation on a locked Index Option can also allow you to transfer assets out of an Index Option before the Term End Date. The disadvantage of executing a Performance Lock is that the relevant Index Value could increase by the Term End Date, and you will not participate in that increase. In addition, if you execute a Performance Lock on an Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy Index Option, you may receive less than the full protection of the Buffer or Floor that you would have received if you waited for us to apply the Performance Credit on the Term End Date.
Early Reallocation Example. Assume your Index Anniversary occurs on January 1st, and by June 15th you have locked four Index Options. You could submit an Early Reallocation request on July 17th for one Index Option, and a second request on August 14th for two more Index Options. However, after August 14th we will not accept any additional Reallocation Request for the remainder of the Index Year, so your one remaining locked Index Option will stay locked until the next Index Anniversary. Although you are unable to execute an Early Reallocation for the remainder of the Index Year, you can continue to execute Performance Locks on any unlocked Index Options.

We will not provide advice or notify you regarding whether you should execute a Performance Lock or Early Reallocation or the optimal time for doing so. We will not warn you if you execute a Performance Lock or Early Reallocation at a sub-optimal time. We are not responsible for any losses related to your decision whether or not to execute a Performance Lock or Early Reallocation.

5. AZL GOVERNMENT MONEY MARKET FUND
Information regarding the AZL Government Money Market Fund, including its (i) investment objective,
(ii) investment adviser and subadviser, (iii) current expenses, and (iv) performance is available in Appendix F – Variable Investment Option Under the Contract. The AZL Government Money Market Fund has issued a prospectus that contains more detailed information about the fund. You should read the prospectus for the fund carefully before investing. The fund’s prospectus and other information can be found online at allianzlife.com/variableoptions. You can also request this information at no cost by calling (800) 624-0197, by sending an email request to contact.us@allianzlife.com, or by contacting your Financial Professional. We send you the current copy of the AZL Government Money Market Fund's prospectus when we issue the Contract.
There are potential risks associated with the AZL Government Money Market Fund's investment strategies. Depending on market conditions, you can gain or lose value by investing in the AZL Government Money Market Fund. In the future, we may add, eliminate or substitute variable investment options to the extent permitted by the federal securities laws and, when required, the SEC.
Currently, the AZL Government Money Market Fund is not a publicly available mutual fund. It is available only as a variable investment option in variable annuity contracts or variable life insurance policies issued by life insurance
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 59

OPTIONAL BENEFIT ADDITIONAL RIDER FEE
Maximum Anniversary Value Death Benefit
If you have the Maximum Anniversary Value Death Benefit, we deduct an additional 0.20% rider fee from your Contract Value. The rider fee is an annualized rate that we calculate and accrue on a daily basis as a percentage of the Charge Base and deduct quarterly during the Accumulation Phase while your benefit is in effect in the same manner as the Base Contract Expenses. We no longer assess the 0.20% additional rider fee once we receive either the first Valid Claim from any one Beneficiary, or due proof of a Determining Life’s death if you and the Determining Life are different individuals and the Determining Life predeceases you. We deduct the final accrued additional rider fee before calculating the death benefit. If you take a full withdrawal or annuitize the Contract, we deduct the final accrued rider fee before processing the withdrawal or calculating Annuity Payments. The additional rider fee compensates us for the risks we assume under the Maximum Anniversary Value Death Benefit.

CONTRACT MAINTENANCE CHARGE (ADMINISTRATIVE EXPENSES)
Your annual contract maintenance charge is $50. This charge is for Contract administration and maintenance expenses. We waive this charge as follows:
•	During the Accumulation Phase (and Income Period, if applicable), if the Contract Value is at least $100,000 on the Contract Anniversary.
•	During the Annuity Phase if the Contract Value on the last Business Day before the Annuity Date is at least $100,000.
•	When paying death benefits.
During the Accumulation Phase, we deduct the contract maintenance charge:
•	on a dollar for dollar basis from the Contract Value on the Contract Anniversary (or the next Business Day if the Contract Anniversary is a non-Business Day), and
•	we deduct it proportionately from each Index Option and the AZL Government Money Market Fund.
If you take a full withdrawal from your Contract (other than on a Contract Anniversary), we deduct the full contract maintenance charge. We do not treat the deduction of the contract maintenance charge as a withdrawal when computing your Guaranteed Death Benefit Value. During the Annuity Phase, we deduct the contract maintenance charge proportionately from each Annuity Payment (e.g., if you request semi-annual Annuity Payments we deduct 50% of the contract maintenance charge from each Annuity Payment).
WITHDRAWAL CHARGE
You can take withdrawals during the Accumulation Phase and Excess Withdrawals during the Income Period while your Contract Value is positive. A withdrawal charge applies if any part of a withdrawal or Excess Withdrawal comes from a Purchase Payment that is still within the withdrawal charge period. We assess the withdrawal charge against the Withdrawal Charge Basis, which is equal to total Purchase Payments, less any Purchase Payments withdrawn (excluding any Penalty-Free Withdrawals), and less any applicable withdrawal charge. We do not reduce the Withdrawal Charge Basis for any amounts we deduct to pay other Contract fees and expenses. For withdrawals that are subject to a withdrawal charge, to pay your requested withdrawal amount we deduct more than the amount you request and apply a withdrawal charge to the Purchase Payments deducted. Please see #3 in the following example.
We do not assess a withdrawal charge on Penalty-Free Withdrawals or amounts we deduct to pay Contract expenses, other than the withdrawal charge. ~~However, any amounts used to pay a withdrawal charge are subject to a withdrawal charge.~~Amounts withdrawn to pay financial adviser fees are subject to a withdrawal charge if they exceed the free withdrawal privilege during the Accumulation Phase and before the Income Period, or if they are taken as an Excess
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 64

Withdrawal during the Income Period, and will reduce the Contract Value and Guaranteed Death Benefit Value (perhaps significantly).

Calculating a Withdrawal Charge	Example
For purposes of calculating any withdrawal charge, we withdraw Purchase Payments on a “first-in-first-out” (FIFO) basis and we process withdrawal requests as follows.

You make an initial Purchase Payment of $55,000 and make another Purchase Payment in the first month of the second Contract Year of $45,000. In the third month of the third Contract Year, your Contract Value is $110,000 and you request a $70,000 withdrawal before the Income Period. We withdraw money and compute the withdrawal charge as follows.

1. First we withdraw from Purchase Payments that we have had for six or more complete years, which is your Contract’s withdrawal charge period. This withdrawal is not subject to a withdrawal charge and it reduces the Withdrawal Charge Basis dollar for dollar.
1. Purchase Payments beyond the withdrawal charge period. All payments are still within the withdrawal charge period, so this does not apply.

2. Amounts available as a Penalty-Free Withdrawal. This includes partial withdrawals you take during the Accumulation Phase under the free withdrawal privilege or waiver of withdrawal charge benefit, RMD payments you take under our minimum distribution program, and Income Payments. Penalty-Free Withdrawals are not subject to a withdrawal charge, and they do not reduce the Withdrawal Charge Basis.

2. Amounts available as a Penalty-Free Withdrawal. You did not take any other withdrawals this year, so the entire free withdrawal privilege (10% of your total Purchase Payments, or $10,000) is available to you without incurring a withdrawal charge.

3. Next, on a FIFO basis, we withdraw from Purchase Payments within your Contract’s withdrawal charge period and assess a withdrawal charge. Withdrawing payments on a FIFO basis may help reduce the total withdrawal charge because the charge declines over time. We determine your total withdrawal charge by multiplying each payment by its applicable withdrawal charge percentage and then totaling the charges. These withdrawals reduce the Withdrawal Charge Basis.

3. Purchase Payments within the withdrawal charge period on a FIFO basis. The total amount we withdraw from the first Purchase Payment is $55,000, which is subject to a 7% withdrawal charge, and you receive $51,150. We determine this amount as follows:
(amount withdrawn) x (1 – withdrawal charge) = the amount you receive, or:
$55,000 x 0.93 = $51,150

The withdrawal charge as a percentage of each Purchase Payment withdrawn is as follows.

~~Next~~The total amount we withdraw from the second Purchase Payment.
~~So~~is $~~far~~9,620, ~~you received $61,150 ($10,000 under the free withdrawal privilege and $51,150 from the first Purchase Payment which is now reduced to zero~~which is ~~), so we withdraw $8,850 from the second Purchase Payment to equal the $70,000 you requested. The second Purchase Payment is~~ subject to an 8% withdrawal charge, and you receive $8,850. We ~~calculate the total amount withdrawn and its withdrawal charge~~determine this amount as follows:

(~~the~~amount ~~you receive~~withdrawn) ~~÷~~x (1 – withdrawal charge) = ~~amount withdrawn~~the amount you receive, or: $~~8,850 ÷~~ 9,620 x 0.92 = $~~9,620~~ 8,850.
Number of Complete Years Withdrawal Charge Since Purchase Payment Amount
Calculating a Withdrawal Charge	Example
0 8.5% 1 8% 2 7% 3 6% 4 5% 5 4% 6 years or more 0%
4. Finally we withdraw any Contract earnings. This withdrawal is not subject to a withdrawal charge and it does not reduce the Withdrawal Charge Basis.

4. Contract earnings. We already withdrew your requested amount, so this does not apply.
In total we withdrew $74,620 from your Contract, of which you received $70,000 and paid a withdrawal charge of $4,620. We also reduced the 1st Purchase Payment from $55,000 to $0, and your 2nd Purchase Payment from $45,000 to $35,380 ($45,000 – $9,620).
Please note that this example may differ from your actual results due to rounding.

Upon a full withdrawal, we first deduct any final product and rider fees, and contract maintenance charge from your Contract Value before we calculate the withdrawal charge. We then deduct any applicable withdrawal charge from the total remaining Contract Value and send you the remaining amount. For a partial withdrawal we pay you the amount you requested and deduct this amount and any withdrawal charge from the total Contract Value. We deduct any partial withdrawal (including any withdrawal charge) proportionately from each Index Option and the AZL Government Money Market Fund. If a partial withdrawal occurs on a day that we also deduct the product fee, rider fee, and/or contract maintenance charge, we deduct these fees and expenses before we calculate and deduct the partial withdrawal and any withdrawal charge from the Contract Value.
The withdrawal charge compensates us for expenses associated with selling the Contract.
Reduction or Elimination of the Withdrawal Charge
We may reduce or eliminate the withdrawal charge when the Contract is sold under circumstances that reduce its sales expenses. We will implement this withdrawal charge reduction or elimination in a nondiscriminatory manner. For example, if a large group of individuals purchases Contracts or if a prospective purchaser already has a relationship with us. We may choose not to deduct a withdrawal charge under a Contract issued to an officer, director, or employee of Allianz Life or any of its affiliates. Also, we may reduce or eliminate the withdrawal charge when a Contract is sold by a Financial Professional appointed with Allianz Life to any members of his or her immediate family and the Financial Professional waives their commission. We must pre-approve any withdrawal charge reduction or elimination.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 66

•
Upon a full withdrawal the free withdrawal privilege is not available to you, and we apply a withdrawal charge against Purchase Payments that are still within the withdrawal charge period, including amounts previously withdrawn under the free withdrawal privilege. On a full withdrawal your Withdrawal Charge Basis may be greater than your Contract Value because the following reduce your Contract Value, but do not reduce your Withdrawal Charge Basis:

–	prior Penalty-Free Withdrawals,
–	deductions we make for Contract fees and expenses other than the withdrawal charge, and/or
–	poor performance.
This also means that upon a full withdrawal you may not receive any money.
•
Withdrawals (including any financial adviser fees that you choose to have us pay from this Contract) ~~may also be~~are subject to ordinary income taxes, and a 10% additional federal tax if you are under age 591⁄2, and the amount of Contract Value available for withdrawal ~~may be~~

is affected by the Daily Adjustment (which can be negative). If you have different Term End Dates, there may be no time you can take a withdrawal without application of at least one Daily Adjustment. Please consult with your Financial Professional before requesting us to pay financial adviser fees from this Contract rather than from other assets you may have.
•	For tax purposes in most instances, withdrawals from Non-Qualified Contracts are considered to come from earnings first, not Purchase Payments.
DAILY ADJUSTMENT MAXIMUM POTENTIAL LOSS
The Daily Adjustment is how we calculate Index Option Values on days other than the Term Start Date or Term End Date. The Daily Adjustment approximates the Index Option Value that will be available on the Term End Date. If before the Term End Date you take a full or partial withdrawal (including any financial adviser fees that you choose to have us pay from this Contract), execute a Performance Lock, annuitize the Contract, we pay a death benefit, or when we deduct Contract fees and expenses, we calculate the Index Option Value by applying the Daily Adjustment. The Daily Adjustment can be positive or negative. Following is the maximum potential loss associated with the Daily Adjustment.

Index Protection Strategy      Index Precision
     with Trigger and                  Strategy and
  Index Protection Strategy     Index Performance          Index Guard
                                                   with Cap                                    Strategy                                                      Strategy
Index Guard Strategy

Daily Adjustment Maximum Potential Loss	0%	99%	35%
(as a percentage of Index Option Value, applies for distributions from an Index Option before any Term End Date)
PREMIUM TAX
Premium tax is based on your state of residence at the time you make each Purchase Payment. In states that assess a premium tax, we do not currently deduct it from the Contract, although we reserve the right to do so in the future. Premium tax normally ranges from 0% to 3.5% of the Purchase Payment, depending on the state or governmental entity.
INCOME TAX
Currently, we do not deduct any Contract related income tax we incur, although we reserve the right to do so in the future.
AZL GOVERNMENT MONEY MARKET FUND EXPENSES
Charges deducted from and expenses paid out of the assets of the AZL Government Money Market Fund are described in the fund's prospectus.
These expenses reduce the AZL Government Money Market Fund's performance and, therefore, negatively affect your Contract Value and any payments based on Contract Value.
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 67

Standard Benefits (No Additional Charge)
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Performance Lock and Early Reallocations

Allows you to capture the current Index Option Value during the Term for an Index Option. Can help eliminate doubt about future Index performance and possibly limit the impact of negative performance. Can allow you to transfer out of an Index Option before the Term End Date.
A Performance Lock example is included in section 4, Valuing Your Contract — Performance Locks and Early Reallocations.
None

•Available during the Accumulation Phase. Only available during the Annuity Phase if you select Increasing Income and you annuitize your annual maximum Income Payment.
•Performance Locks ~~may~~
must be executed before the Term End Date for an Index Option.
•If a Performance Lock is executed, the locked Index Option will no longer participate in Index performance (positive or negative) for the remainder of the Index Year, and will not receive a Performance Credit.
•You will not know your locked Index Option Value in advance.
•The locked Index Option Value will reflect a Daily Adjustment.
•If a Performance Lock is executed when Daily Adjustment has declined, will lock in any loss.
•A Performance Lock can be executed only once each Term for each Index Option.
•Cannot execute a Performance Lock for only a portion of the Index Option Value.
•Early Reallocation requests are not accepted within 14 calendar days before an Index Anniversary and are limited to two Early Reallocation requests each Index Year.
•Deductions (e.g. withdrawals, fees) decrease the locked Index Option Value.
•Cannot transfer Index Option Value until the Term End Date unless you execute a Performance Lock.
•We will not provide advice or notify you regarding whether you should execute a Performance Lock or Early Reallocation or the optimal time for doing so.
•We will not warn you if you execute a Performance Lock or Early Reallocation at a sub-optimal time.
•We are not responsible for any losses related to your decision whether or not to execute a Performance Lock or Early Reallocation.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 76

Optional Benefits
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Maximum Anniversary Value Death Benefit

Provides a death benefit equal to the greater of the Contract Value, or Guaranteed Death Benefit Value. The Guaranteed Death Benefit Value is the Maximum Anniversary Value.
An example of the death benefit provided by the Maximum Anniversary Value Death Benefit, and calculation of the Maximum Anniversary Value is included in section 11, Death Benefit.
0.20% (as a percentage of the Charge Base)

•Must be age 75 or younger to elect.
•Can only be added to a Contract at issue.
•Replaces the Traditional Death Benefit if elected.
•Benefit cannot be removed from the Contract.
•Only available during the Accumulation Phase.
•Withdrawals, including any negative Daily Adjustment, may significantly reduce the benefit as indicated in section 1, Financial Adviser Fee Deduction Example, and in the Excess Withdrawal example in section 10, Income Benefit.
•Withdrawals reduce the likelihood of lock in.
•Investment restrictions during the Income Period may limit the benefit.
•Restrictions on Purchase Payments may limit the benefit.
•Annuitizing the Contract will end the benefit.

~~Examples of deductions for the impact~~An example of how deduction of financial adviser fees ~~that you choose to have us pay from this Contract on~~ impact the death benefit is included in section 1.
The impact of an Excess Withdrawal on the death benefit is included in section 10.

10.	INCOME BENEFIT
The Income Benefit is automatically included in your Contract at issue, but you can remove it after three years if Income Payments have not begun. If you remove the Income Benefit you will have paid for the benefit without receiving any of its advantages. It provides guaranteed lifetime Income Payments based on a percentage of your Contract Value until annuitization. Once the Income Payment waiting period has expired, Income Payments can begin as early as age 50 or as late as age 100. Unlike Annuity Payments, the Income Benefit allows access to your Contract Value and death benefit for a period of time after Income Payments begin. However, once Income Payments begin only the Index Options with the Index Protection Strategy with Trigger and Index Protection Strategy with Cap are available to you. If you have Contract Value in any of the Index Options with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy, you must transfer this Contract Value to the Index Options with the Index Protection Strategy with Trigger or Index Protection Strategy with Cap when you request Income Payments. The Income Benefit has a rider fee as discussed in the Fee Tables, and section 6, Expenses. The Income Benefit also includes the Income Multiplier Benefit for no additional charge, which can increase the annual maximum Income Payment after the required wait period to help pay for care if you should need it.
REMOVING THE INCOME BENEFIT
If you no longer want or need the benefits provided by the Income Benefit, you can remove it from your Contract on or after the third Index Anniversary and before Income Payments begin if your Contract Value is positive. You can remove the Income Benefit by completing the appropriate form. We remove this benefit from your Contract on the Index Anniversary (or on the next Business Day if the Index Anniversary is not a Business Day) that occurs immediately after we receive your request in Good Order at our Service Center, and the rider termination date is that Index Anniversary. Your request is in Good Order if we receive this form no earlier than 30 calendar days before an Index Anniversary, but no later than five Business Days before the Index Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Index Anniversary.
If you remove the Income Benefit, we stop assessing the Income Benefit rider fee and we deduct the final rider fee on the rider termination date. You cannot remove the Income Benefit on or after the Income Benefit Date (the date you begin receiving Income Payments and the Income Period begins). If you remove the Income Benefit you will have paid for the benefit without receiving any of its advantages.
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 77

•
The Contract Value decreases on a dollar for dollar basis with each Income Payment, Excess Withdrawal (including any financial adviser fees that you choose to have us pay from this Contract), and deductions we make for Contract fees and expenses. If your Contract includes the Maximum Anniversary Value Death Benefit, this decrease in Contract Value also reduces the likelihood of locking in investment gains to the Maximum Anniversary Value.

•
Each Income Payment and any Excess Withdrawal also reduces your Guaranteed Death Benefit Value and the Charge Base used to calculate product and rider fees by the percentage of Contract Value withdrawn (including any withdrawal charge), which means ~~this value~~these values may be reduced by more than the amount withdrawn.

•	The Income Benefit rider fee continues until the Business Day the Contract Value reduces to zero, you annuitize the Contract, or the Income Benefit ends.
•	If your Contract also includes the Maximum Anniversary Value Death Benefit, its rider fee continues as indicated in section 6, Expenses.
•	The free withdrawal privilege is no longer available.
•
If you exercise the Income Multiplier Benefit, we will increase your annual maximum Income Payment for the remainder of that Income Benefit Year and the next year. To continue receiving this increase each Income Benefit Year you must reestablish eligibility. Any increase to your Income Payments as a result of this benefit will more rapidly reduce your Guaranteed Death Benefit Value.

•
If your Contract Value reduces to zero during the Income Period for any reason other than an Excess Withdrawal or annuitization that does not convert your Income Payments to Annuity Payments, you will continue to receive your maximum available Income Payment at the previous selected payment frequency until the earlier of the death of the Owner or last surviving Covered Person. If you exercised the Income Multiplier Benefit, it will ~~also~~ end on the Income Benefit Anniversary that occurs on or immediately after your Contract Value reduces to zero. This means that you will no longer receive the increased annual maximum Income Payment provided by this Benefit; however, ~~and although you~~you will continue to receive the maximum available Income Payment, ~~it~~which will be less than the amount you previously received under the Income Multiplier Benefit.

•
Income Payments made while Contract Value is greater than zero are payments made from your own money, and the chance of Contract Value being reduced to zero and receiving lifetime Income Payments from us may be minimal.

An example of the effect of an Excess Withdrawal on the Guaranteed Death Benefit Value and the annual maximum Income Payment is included later in this section.
REQUESTING INCOME PAYMENTS
You request Income Payments by completing a payment election form. We must receive your Income Payment election form in Good Order at our Service Center no later than five Business Days before the Income Benefit Date. At least one Eligible Person must remain in the Contract and be alive on the Income Benefit Date in order for Income Payments to begin. Joint payments are only available if there are two Eligible Persons on the Income Benefit Date. If you have Contract Value in any of the Index Options with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy, you must transfer this Contract Value to the Index Options with the Index Protection Strategy with Trigger or Index Protection Strategy with Cap when you request Income Payments. In addition, your Income Benefit Date must be on an Index Anniversary. If you have Contract Value in an Index Option and the Income Benefit Date is not also a Term End Date for that Index Option, we will execute a Performance Lock for that Index Option if it is not locked and then immediately calculate and begin your Income Payments, and in such case the Index Option Value will be subject to the Daily Adjustment. If you have different Term End Dates, there may be no Income Benefit Date you can select without application of at least one Daily Adjustment.
We will send you a notice letter at least 30 days before:
•	the Index Anniversary that Income Payments can begin once the Eligible Person(s) reaches age 50,
•	the last Index Anniversary that joint Income Payments will be available because the older Eligible Person is reaching age 100 if there are two Eligible Persons, and
•	the last Index Anniversary that Income Payments will be available because the younger Eligible Person is reaching age 100.

•	If Income Payments do not begin by the Index Anniversary upon which the younger Eligible Person reaches age 100, the Income Benefit ends.
•	If the Income Benefit ends before Income Payments begin, you will have paid for the benefit without receiving any of its advantages.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 80

CALCULATING YOUR INCOME PAYMENTS
The annual maximum Income Payment is the amount you are entitled to receive each Income Benefit Year. On the Income Benefit Date, if you select the Level Income payment option and all Covered Persons are age 80 or younger (and were age 75 or younger on the Issue Date) your initial annual maximum Income Payment is the greater of the following:
•
The Level Income Guarantee Payment Percentage based on the Covered Person’s current age (or the younger Covered Person’s current age for joint payments) multiplied by total Purchase Payments reduced for withdrawals you took. Withdrawals reduce total Purchase Payments by the percentage of Contract Value withdrawn (including any withdrawal charge), determined at the end of each Business Day. All withdrawals you take reduce your total Purchase Payments, even Penalty-Free Withdrawals and financial adviser fees that you choose to have us pay from this Contract. However, we do not reduce your total Purchase Payments for deductions we make for Contract fees and expenses.

•
The Lifetime Income Percentage for the payment type you select multiplied by the Contract Value determined at the end of the Business Day after we deduct the product fee, rider fee, and contract maintenance charge and apply any Performance Credits, but before we make any Income Payments or Excess Withdrawals (including any financial adviser fees that you choose to have us pay from this Contract).

If the Covered Persons do not meet these age requirements (age 80 or younger on the Income Benefit Date, and age 75 or younger on the Issue Date), or if you select the Increasing Income payment option, we instead calculate your initial annual maximum Income Payment as stated in the second bullet above (the Lifetime Income Percentage for the payment type you select multiplied by the Contract Value determined at the end of the Business Day after we deduct the product fee, rider fee, and contract maintenance charge and apply any Performance Credits, but before we make any Income Payments or deduct Excess Withdrawals).

•
If you have Contract Value in an Index Option for which the Income Benefit Date is not a Term End Date, we will execute a Performance Lock for that Index Option if it is not locked and then immediately calculate and begin your Income Payments, and in such case the Index Option Value will be subject to the Daily Adjustment. If you have different Term End Dates, there may be no Income Benefit Date you can select without application of at least one Daily Adjustment. This means you may not receive the full benefit of the Performance Credit that you would have received if you had waited until the Term End Date to begin Income Payments.

•	We use Contract Value to calculate your initial annual maximum Income Payment, and Income Payment increases under the Level Income payment option. Negative Index Option performance, withdrawals you take (including any financial adviser fees that you choose to have us pay from this Contract), and deductions we make for Contract fees and expenses decrease the Contract Value, which reduces the initial annual maximum Income Payment available to you, and the likelihood you will receive Income Payment increases if you select the Level Income payment option

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 81

fifth Index Anniversary and select the Level Income payment option. On the Income Benefit Date you are age 70, your Lifetime Income Percentage is 7.70% and your Level Income Guarantee Payment Percentage is 4.00%.

When it increases the initial Income Payment	When it does not increase the initial Income Payment

•Assume your Contract Value decreases to $50,000 due to negative performance. You would receive the greater of:
–Level Income Guarantee Payment Percentage multiplied by total Purchase Payments reduced proportionately for withdrawals you took, or: (4.00% x $100,000) = $4,000.00
–Lifetime Income Percentage multiplied by the Contract Value, or: (7.70% x $50,000) = $3,850

•Assume your Contract Value decreases to $70,000 due to negative performance. You would receive the greater of:
–Level Income Guarantee Payment Percentage multiplied by total Purchase Payments reduced proportionately for withdrawals you took, or: (4.00% x $100,000) = $4,000.00
–Lifetime Income Percentage multiplied by the Contract Value, or: (7.70% x $70,000) = $5,390

Please note that these examples may differ from your actual results due to rounding.
EXCESS WITHDRAWALS
Excess Withdrawals include any applicable withdrawal charge, but do not include RMD payments, or amounts we deduct for other Contract fees and expenses. Any partial Excess Withdrawal must be for at least $100, and after the partial Excess Withdrawal the Contract Value must be at least $2,000. If ~~your~~the Contract Value is less than $2,000, you cannot request a partial Excess Withdrawal, but you can ~~only~~ take a full Excess Withdrawal~~,which will cause Income Payments to stop and the Contract to end~~. ~~Also~~If~~, if at the end of the Business Day that we process your Excess Withdrawal your Contract Value i~~sa partial Excess Withdrawal reduces the Contract Value to less than $2,000, we require you to take a full Excess Withdrawal,. ~~whic~~hA full Excess Withdrawal will cause Income Payments to stop and the Contract to end.
Excess Withdrawals reduce your annual maximum Income Payment on the next Income Benefit Anniversary after the withdrawal. For each Excess Withdrawal, we reduce your annual maximum payment by the same percentage that we reduced the Contract Value. If partial Excess Withdrawals reduce your annual maximum Income Payment to less than $100, we send you the Cash Value, which will cause Income Payments to stop and the Contract to end.
Excess Withdrawal Example
These calculations show the effects of an Excess Withdrawal on the Contract Value, available Guaranteed Death Benefit Value, and Income Payments. Partial Excess Withdrawals (including any withdrawal charges, but not amounts we withdraw for other Contract fees and expenses) immediately reduce the Contract Value on a dollar for dollar basis, and reduce the Guaranteed Death Benefit Value by the percentage of Contract Value withdrawn. Partial Excess Withdrawals also reduce the annual maximum Income Payment by the percentage of Contract Value withdrawn on the next Income Benefit Anniversary. (The impact of withdrawals, including Excess Withdrawals, on the Charge Base is included in Appendix C - Annual Contract Fees Calculation Examples.)
The example assumes an Excess Withdrawal of $5,000 to pay financial adviser fees when the Contract Value is $100,000, and the Guaranteed Death Benefit Value under the Traditional Death Benefit is $90,000, or $105,000 under the Maximum Anniversary Value Death Benefit. All fractional numbers in these examples have been rounded up to the next whole number.

                                                                                                                                 Guaranteed Death Benefit Value
                                                                                      Guaranteed Death Benefit              for a Contract with the                                          Next anniversary’s
Excess                                                  Contract        Value for a Contract with the        Maximum Anniversary Value                             annual maximum
Withdrawal                                          Value              Traditional Death Benefit                      Death Benefit                                                  Income Payment

Prior to withdrawal                                              $ 100,000                              $ 90,000                                                                                                       $ 105,000                                                                                                                $ 4,800
$5,000 withdrawal	– ($5,000/ 100,000) x90,000]	- ($5,000/100,000) x 105,000]	– ($5,000/ 100,000) x 4,800)]
    – $5,000                              = - $4,500                                                   =  - $5,250                                                         =   - $240
After withdrawal                                                   $ 95,000                                        $ 85,500                                                                                                    $ 99,750                                                                                                                    $ 4,560
The death benefit is the greater of the Contract Value, or the Guaranteed Death Benefit Value. After the Excess Withdrawal, the death benefit would either be the $95,000 Contract Value under the Traditional Death Benefit (because it is greater than the Guaranteed Death Benefit Value of $85,500), or the $99,750 Guaranteed Death Benefit Value under the Maximum Anniversary Value Death Benefit.
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 85

AUTOMATIC ANNUAL INCOME PAYMENT INCREASES
If you select Level Income, the available annual maximum Income Payment will increase only if your Contract Value increases from one Income Benefit Anniversary (or the Income Benefit Date if this is the first Income Benefit Anniversary) to the next and you took the maximum permitted payment during the prior Income Benefit Year. This increase is equal to the percentage of growth between these two Contract Values. For example, if the Contract Value increased by 1.5%, we also increase your annual maximum Income Payment by 1.5%. ~~When calculating this payment increase we use the Contract Value determined at the end of the Business Day after we apply any Performance Credits (or Daily Adjustment if~~ the Index Anniversary is not a Term End Date) and we deduct Contract fees and expenses, but before we make any Income ~~Payments or deduct Excess Withdrawals taken on this Index Anniversary. If the Income Benefit Date or an Income Benefit Anniversary does not occur on a Business Day, we use Contract Values from the next Business Day.~~
When calculating this payment increase we use the Contract Value determined at the end of the Business Day after we apply any Performance Credits (or Daily Adjustment if the Index Anniversary is not a Term End Date) and we deduct Contract fees and expenses, but before we make any Income Payments or deduct Excess Withdrawals taken on this Index Anniversary. If the Income Benefit Date or an Income Benefit Anniversary does not occur on a Business Day, we use Contract Values from the next Business Day.
Lifetime Income Percentages on the Income Benefit Date ~~are~~ generally ~~higher under~~will be higher with Level Income, as compared ~~to~~with Increasing Income. However, subsequent payment increases are ~~not likely under this payment option~~less likely with Level Income, as compared with Increasing Income, especially in later Income Benefit Years,. This is because only the Index Protection Strategy with Trigger and Index Protection Strategy with Cap are available ~~(which~~ once Income Payments are selected, and those two Crediting Methods have the lowest return potential). ~~and your performance has to be greater than the deductions taken in the prior Index Year for Income Payments and Excess Withdrawals~~If Index Option performance is less than the total withdrawals, ~~and deductions we make for Contract fees and expenses both in the prior Index Year and on the current Index Anniversary~~including ~~. For example, if you receive Performance Credits of 2.5% on an Index Anniversary, but the deductions for~~ Income Payments, ~~and Excess Withdrawals taken during the prior Index Year~~Excess Withdrawals ,and deductions we make for Contract fees and expenses, ~~both in the prior~~taken in an Index Year, ~~and on the current Index Anniversary reduce your Contract Value by -6.8% you will not receive a payment increase~~there will be no increase in the annual maximum Income Payment for the Index Year under Level Income.
For example, if you receive Performance Credits of 2.5% on an Index Anniversary, but the deductions for Income Payments and Excess Withdrawals taken during the prior Index Year, and deductions we make for Contract fees and expenses both in the prior Index Year and on the current Index Anniversary reduce your Contract Value by -6.8% you will not receive a payment increase under Level Income.

If we increase the Contract Value to equal the death benefit due to a spousal continuation of the Contract during the last Income Benefit Year, we also subtract the amount of this increase from the Contract Value on the next Income Benefit Anniversary when determining annual payment increases under the Level Income payment option.

If you select Increasing Income, the available annual maximum Income Payments will increase on each Income Benefit Anniversary if your selected Index Option(s) receives a Performance Credit, or if you executed a Performance Lock on an increased Index Option Value at any time during the prior Income Benefit Year. Any Index ~~Option that is not locked and has a Term End Date that occurs after the current Income Benefit Anniversary will not increase~~Options that did not receive a Performance Credit and were not locked during the prior Income Benefit Year will not affect the annual maximum Income Payment on the current Income Benefit Anniversary.
•
If you select multiple Index Options, we take the weighted average of all Performance Credits, and locked increased Index Option Values based on the percentage of total Index Option Base in each of your selected Index Options to determine your payment increase as indicated in the example below. When calculating this payment increase we use the Index Option Base determined at the end of the Business Day before we apply any daily transactions (increases for Performance Credits or Daily Adjustments; deductions for Income Payments, Excess Withdrawals, or Contract fees and expenses; or processing any Early Reallocations or transfers).

− For Index Options where a Performance Lock was not executed during the prior Income Benefit Year we use the percentage of total Index Option Base in each of these Index Options on the Income Benefit Anniversary. If the Income Benefit Anniversary does not occur on a Business Day, we use the Index Option Base from the next Business Day.
Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 86

− For Index Options where a Performance Lock was executed during the prior Income Benefit Year we use the percentage of Index Option Base in each of these Index Options on the Business Day the Index Option is reallocated or transferred.
Payment increases can continue even if your Contract Value reduces to zero, or if you convert Income Payments to Annuity Payments as described in section 8, The Annuity Phase – When Annuity Payments Begin.
•
If you selected multiple Index Options, we take the weighted average of all Performance Credits, and locked Daily Adjustments using the percentage of Contract Value in each Index Option either at the end of the prior Business Day before your Contract Value reduced to zero, or at the end of the Business Day on the Annuity Date if you convert Income Payments to Annuity Payments.

•
We determine this Contract Value after we apply any Daily Adjustments (if this day is not a Term End Date) or Performance Credits (if this day is a Term End Date), and after we deduct any Income Payment, Excess Withdrawal, or Contract fees and expenses.

•	You can change the proportions that we use to calculate this weighted average by submitting an authorized request to our Service Center.
Example (Increasing Income)
Assume your Contract Value is $100,000 and you allocate 20% to the Index Protection Strategy with Trigger using the S&P 500® Index and 80% to the Index Protection Strategy with the Cap using the EURO STOXX 50® on the Income Benefit Date.
On the first Income Benefit Anniversary, the Index Protection Strategy with Trigger Index Option receives a 3.5% Performance Credit and the Index Protection Strategy with the Cap Index Option receives a 4.2% Performance Credit. On this anniversary, before we apply daily transactions, 20% of your total Index Option Base is in the Index Protection Strategy with Trigger Index Option, and 80% of your total Index Option Base is in Index Protection Strategy with the Cap Index Option.
Your annual maximum Income Payment on the first Income Benefit Anniversary will increase by 4.06% ((3.5% x 20%) + (4.2% x 80%)).
Please see Appendix D for an example of how we calculate an automatic Income Payment increase if you execute a Performance Lock and Early Reallocation.
INCOME MULTIPLIER BENEFIT
The Income Multiplier Benefit can increase the annual maximum Income Payment if you:
•	have to stay in an eligible facility (a hospital, nursing facility, or assisted living facility) for at least 90 days in a 120-day period, or
•
are unable to perform at least two of six activities of daily living (ADLs) for at least 90 consecutive days. ADLs include bathing, dressing, toileting, continence, eating, and transferring (moving into or out of a bed, chair, or wheelchair).

We must receive proof of staying in an eligible facility or ADL eligibility before we multiply your annual maximum Income Payment by the income multiplier factor stated in the Income Benefit Supplement. For ADL eligibility we may require, at our expense, an examination or tests by a physician of our choice. To continue receiving this increase each Income Benefit Year you must reestablish eligibility.
The Income Multiplier Benefit is not available before the Income Benefit Date, or before expiration of the income multiplier benefit wait period stated in the Income Benefit Supplement. In addition, a Covered Person cannot establish eligibility for this benefit more than one Index Year before the Income Benefit Date. Increased Income Payments based on staying in an eligible facility are not available before the first Contract Anniversary. To qualify for a payment increase based on performance of ADLs, a Covered Person must have been able to perform each of these six ADLs without substantial assistance on the Issue Date. If you chose to take less than the annual maximum Income Payment and then qualify for a payment increase under the Income Multiplier Benefit, we will increase your Income Payments to the available annual maximum before applying the payment increase.
Example
Assume you elect to receive the maximum available payment under the Level Income payment option, your annual maximum Income Payment is $10,000, the income multiplier factor is 2, and the income multiplier benefit wait period is five Contract Years. After the fifth Contract Anniversary you suffer an illness and can’t perform two of the six ADLs. At

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023 87